FOUNDED 1933

February 27, 2005

File No. 82-4357

BEST AVAILABLE COPY

05006189

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

RECEIVED MAR 2005 179

Ladies and Gentlemen:

Re: Frutarom Industries Ltd. - Filing Pursuant to Rule 12g3-2(b) Regarding Events on Following Dates (File No. 82-4357)

On behalf of Frutarom Industries Ltd. ("Frutarom"), an Israeli company, I am enclosing pursuant to Rule 12g3-2(b) the following item which was made or will be required to be made public pursuant to the laws of Israel, were filed or will be required to be filed with the Tel Aviv Stock Exchange and were made or will be made public by such exchange or were distributed or will be required to be distributed to the holders of the securities of Frutarom:

Immediate reports dated December 29, 2004 through January 19, 2005

Changes in the holdings of interested parties in Frutarom Industries Ltd. from November 14, 2004 through January 17, 2005

Please acknowledge receipt of this letter and the enclosed material by stamping and returning a copy of the letter in the stamped, self addressed envelope enclosed.

Sincerely,

PROCESSED
MAR 07 2005
THOMSON
FINANCIAL

Eyal Shohat, Adv.
Corporate Secretary

RECEIPT ACKNOWLEDGED:
By: ______________
____

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF
ICC INDUSTRIES INC.

January 17, 2004

Securities Exchange Commission
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

#	Name	Share type	Updated quantity	Holding %		Holding % (full dilution)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	831,581	1.77	1.77	1.76	1.76
2	Bank Leumi Ltd. Group	Ordinary	1,980,285	4.19	4.19	4.17	4.17
3	Bank HaPoalim Group	Ordinary	527,000	1.12	1.12	1.12	1.12
4	Bank HaPoalim Group	Ordinary	1,941,927	4.13	4.13	4.11	4.11
5	Frutarom Trust Ltd.	Ordinary	819,745	1.74	1.74	1.74	1.74
6	ICC Industries Inc.	Ordinary	1,964,761	4.17	4.17	4.16	4.16
7	ICC Handels AG	Ordinary	21,827,347	46.37	46.37	46.22	46.22
8	John Oram	Ordinary	779,171	1.66	1.66	1.65	1.65
9	Ori Yehudai	Ordinary	752,546	1.60	1.60	1.59	1.59
10	Hans Abderhalden	Ordinary	6,479	0	0	0.01	0.01

Name of company: Bank Leumi Ltd. Group – holder #1
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 857,538
Change in number of shares: -25,957

Name of company: Bank Leumi Ltd. Group – holder #2
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,980,612
Change in number of shares: -10,327

Name of company: Bank HaPoalim Group – holder #3

Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 474,300
Change in number of shares: 52,700

Name of company: Bank HaPoalim Group – holder #4
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 2,007,995
Change in number of shares: -66,068

Name of company: Frutarom Trust Ltd. – holder #5
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 819,745
Change in number of shares: 0

Name of company: ICC Industries Inc. – holder #6
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: 132653653
Incorporated overseas in the USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,964,761
Change in number of shares: 0

Name of company: ICC Handels AG – holder #7
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067
Incorporated overseas in Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No

Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 21,827,347
Change in number of shares: 0

Name of holder: John Oram – holder #8
Type of I.D. number: Other identifying number
Holder's I.D. number: 140076362
Private individual, not Israeli citizen
Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 779,171
Change in number of shares: 0

Name of holder: Ori Yehudai – holder #9
Type of I.D. number: I.D.
Holder's I.D. number: 052731569
Private individual, Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 752,546
Change in number of shares: 0

Name of holder: Hans Abderhalden – holder #10
Type of I.D. number: Passport
Holder's I.D. number: 004817414
Private individual, not an Israeli citizen
Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 6,479
Change in number of shares: 0

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

January 9, 2004

Securities Exchange Commission
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

#	Name	Share type	Updated quantity	Holding %		Holding % (full dilution)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	857,538	1.82	1.82	1.82	1.82
2	Bank Leumi Ltd. Group	Ordinary	1,980,612	4.21	4.21	4.19	4.19
3	Bank HaPoalim Group	Ordinary	474,300	1.01	1.01	1.00	1.00
4	Bank HaPoalim Group	Ordinary	2,007,995	4.27	4.27	4.25	4.25
5	Frutarom Trust Ltd.	Ordinary	819,745	1.74	1.74	1.74	1.74
6	ICC Industries Inc.	Ordinary	1,964,761	4.17	4.17	4.16	4.16
7	ICC Handels AG	Ordinary	21,827,347	46.37	46.37	46.22	46.22
8	John Oram	Ordinary	779,171	1.66	1.66	1.65	1.65
9	Ori Yehudai	Ordinary	752,546	1.60	1.60	1.59	1.59
10	Hans Abderhalden	Ordinary	6,479	0	0	0.01	0.01

Name of company: Bank Leumi Ltd. Group – holder #1
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 873,176
Change in number of shares: -15,638

Name of company: Bank Leumi Ltd. Group – holder #2
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,980,612
Change in number of shares: 0

Name of company: Bank HaPoalim Group – holder #3

Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 441,308
Change in number of shares: 32,992

Name of company: Bank HaPoalim Group – holder #4
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 2,027,491
Change in number of shares: -19,496

Name of company: Frutarom Trust Ltd. – holder #5
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 819,745
Change in number of shares: 0

Name of company: ICC Industries Inc. – holder #6
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: 132653653
Incorporated overseas in the USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,964,761
Change in number of shares: 0

Name of company: ICC Handels AG – holder #7
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067
Incorporated overseas in Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No

Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 21,827,347
Change in number of shares: 0

Name of holder: John Oram – holder #8
Type of I.D. number: Other identifying number
Holder's I.D. number: 140076362
Private individual, not Israeli citizen
Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 779,171
Change in number of shares: 0

Name of holder: Ori Yehudai – holder #9
Type of I.D. number: I.D.
Holder's I.D. number: 052731569
Private individual, Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 752,546
Change in number of shares: 0

Name of holder: Hans Abderhalden – holder #10
Type of I.D. number: Passport
Holder's I.D. number: 004817414
Private individual, not an Israeli citizen
Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 6,479
Change in number of shares: 0

Sincerely yours,

PP/ Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

January 2, 2004

Securities Exchange Commission
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

#	Name	Share type	Updated quantity	Holding %		Holding % (full dilution)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	873,176	1.85	1.85	1.85	1.85
2	Bank Leumi Ltd. Group	Ordinary	1,980,612	4.21	4.21	4.19	4.19
3	Bank HaPoalim Group	Ordinary	441,308	0.94	0.94	0.93	0.93
4	Bank HaPoalim Group	Ordinary	2,027,491	4.31	4.31	4.29	4.29
5	Frutarom Trust Ltd.	Ordinary	819,745	1.74	1.74	1.74	1.74
6	ICC Industries Inc.	Ordinary	1,964,761	4.17	4.17	4.16	4.16
7	ICC Handels AG	Ordinary	21,827,347	46.37	46.37	46.22	46.22
8	John Oram	Ordinary	779,171	1.66	1.66	1.65	1.65
9	Ori Yehudai	Ordinary	752,546	1.60	1.60	1.59	1.59
10	Hans Abderhalden	Ordinary	6,479	0	0	0.01	0.01

Name of company: Bank Leumi Ltd. Group – holder #1
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 860,620
Change in number of shares: 12,556

Name of company: Bank Leumi Ltd. Group – holder #2
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,983,573
Change in number of shares: -2,961

Name of company: Bank HaPoalim Group – holder #3

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF ICC INDUSTRIES INC.

Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 420,248
Change in number of shares: 21,060

Name of company: Bank HaPoalim Group – holder #4
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 2,026,209
Change in number of shares: 1,282

Name of company: Frutarom Trust Ltd. – holder #5
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 819,745
Change in number of shares: 0

Name of company: ICC Industries Inc. – holder #6
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: 132653653
Incorporated overseas in the USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,964,761
Change in number of shares: 0

Name of company: ICC Handels AG – holder #7
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067
Incorporated overseas in Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No

Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 21,827,347
Change in number of shares: 0

Name of holder: John Oram – holder #8
Type of I.D. number: Other identifying number
Holder's I.D. number: 140076362
Private individual, not Israeli citizen
Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 779,171
Change in number of shares: 0

Name of holder: Ori Yehudai – holder #9
Type of I.D. number: I.D.
Holder's I.D. number: 052731569
Private individual, Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 752,546
Change in number of shares: 0

Name of holder: Hans Abderhalden – holder #10
Type of I.D. number: Passport
Holder's I.D. number: 004817414
Private individual, not an Israeli citizen
Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 0
Change in number of shares: 6,479

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM

FOUNDED 1933

December 30, 2004

Securities Exchange Commission
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

#	Name	Share type	Updated quantity	Holding %		Holding % (full dilution)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	860,620	1.83	1.83	1.82	1.82
2	Bank Leumi Ltd. Group	Ordinary	1,983,573	4.21	4.21	4.20	4.20
3	Bank HaPoalim Group	Ordinary	420,248	0.89	0.89	0.89	0.89
4	Bank HaPoalim Group	Ordinary	2,026,209	4.30	4.30	4.29	4.29
5	Frutarom Trust Ltd.	Ordinary	819,745	1.74	1.74	1.74	1.74
6	ICC Industries Inc.	Ordinary	1,964,761	4.17	4.17	4.16	4.16
7	ICC Handels AG	Ordinary	21,827,347	46.37	46.37	46.22	46.22
8	John Oram	Ordinary	779,171	1.66	1.66	1.65	1.65
9	Ori Yehudai	Ordinary	752,546	1.60	1.60	1.59	1.59

Name of company: Bank Leumi Ltd. Group – holder #1
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 850,714
Change in number of shares: 9,906

Name of company: Bank Leumi Ltd. Group – holder #2
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,989,022
Change in number of shares: -5,449

Name of company: Bank HaPoalim Group – holder #3
Joint trustee investment fund management companies

Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 424,309
Change in number of shares: -4,061

Name of company: Bank HaPoalim Group – holder #4
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 2,027,651
Change in number of shares: -1,442

Name of company: Frutarom Trust Ltd. – holder #5
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 819,745
Change in number of shares: 0

Name of company: ICC Industries Inc. – holder #6
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: 132653653
Incorporated overseas in the USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,964,761
Change in number of shares: 0

Name of company: ICC Handels AG – holder #7
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067
Incorporated overseas in Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No

Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 21,827,347
Change in number of shares: 0

Name of holder: John Oram – holder #8
Type of I.D. number: Other identifying number
Holder's I.D. number: 140076362
Private individual, not Israeli citizen
Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 779,171
Change in number of shares: 0

Name of holder: Ori Yehudai – holder #9
Type of I.D. number: I.D.
Holder's I.D. number: 052731569
Private individual, Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 752,546
Change in number of shares: 0

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

December 19, 2004

Securities Exchange Commission
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

#	Name	Share type	Updated quantity	Holding %		Holding % (full dilution)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	850,714	1.81	1.81	1.80	1.80
2	Bank Leumi Ltd. Group	Ordinary	1,989,022	4.23	4.23	4.21	4.21
3	Bank HaPoalim Group	Ordinary	424,309	0.90	0.90	0.90	0.90
4	Bank HaPoalim Group	Ordinary	2,027,651	4.31	4.31	4.29	4.29
5	Frutarom Trust Ltd.	Ordinary	819,745	1.74	1.74	1.74	1.74
6	ICC Industries Inc.	Ordinary	1,964,761	4.17	4.17	4.16	4.16
7	ICC Handels AG	Ordinary	21,827,347	46.37	46.37	46.22	46.22
8	John Oram	Ordinary	779,171	1.66	1.66	1.65	1.65
9	Ori Yehudai	Ordinary	752,546	1.60	1.60	1.59	1.59

Name of company: Bank Leumi Ltd. Group – holder #1
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 844,377
Change in number of shares: 6,337

Name of company: Bank Leumi Ltd. Group – holder #2
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 2,001,513
Change in number of shares: -12,491

Name of company: Bank HaPoalim Group – holder #3
Joint trustee investment fund management companies

Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 423,570
Change in number of shares: 739

Name of company: Bank HaPoalim Group – holder #4
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 2,031,469
Change in number of shares: -3,818

Name of company: Frutarom Trust Ltd. – holder #5
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 819,745
Change in number of shares: 0

Name of company: ICC Industries Inc. – holder #6
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: 132653653
Incorporated overseas in the USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,964,761
Change in number of shares: 0

Name of company: ICC Handels AG – holder #7
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067
Incorporated overseas in Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No

Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 21,827,347
Change in number of shares: 0

Name of holder: John Oram – holder #8
Type of I.D. number: Other identifying number
Holder's I.D. number: 140076362
Private individual, not Israeli citizen
Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 779,171
Change in number of shares: 0

Name of holder: Ori Yehudai – holder #9
Type of I.D. number: I.D.
Holder's I.D. number: 052731569
Private individual, Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 752,546
Change in number of shares: 0

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

December 12, 2004

Securities Exchange Commission
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

#	Name	Share type	Updated quantity	Holding %		Holding % (full dilution)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	844,377	1.79	1.79	1.79	1.79
2	Bank Leumi Ltd. Group	Ordinary	2,001,513	4.25	4.25	4.24	4.24
3	Bank HaPoalim Group	Ordinary	423,570	0.90	0.90	0.90	0.90
4	Bank HaPoalim Group	Ordinary	2,031,469	4.32	4.32	4.30	4.30
5	Frutarom Trust Ltd.	Ordinary	819,745	1.74	1.74	1.74	1.74
6	ICC Industries Inc.	Ordinary	1,964,761	4.17	4.17	4.16	4.16
7	ICC Handels AG	Ordinary	21,827,347	46.37	46.37	46.22	46.22
8	John Oram	Ordinary	779,171	1.66	1.66	1.65	1.65
9	Ori Yehudai	Ordinary	752,546	1.60	1.60	1.59	1.59

Name of company: Bank Leumi Ltd. Group – holder #1
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 824,155
Change in number of shares: 20,222

Name of company: Bank Leumi Ltd. Group – holder #2
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 2,001,513
Change in number of shares: 0

Name of company: Bank HaPoalim Group – holder #3
Joint trustee investment fund management companies

Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 429,478
Change in number of shares: -5,908

Name of company: Bank HaPoalim Group – holder #4
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 2,076,553
Change in number of shares: -45,084

Name of company: Frutarom Trust Ltd. – holder #5
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 819,745
Change in number of shares: 0

Name of company: ICC Industries Inc. – holder #6
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: 132653653
Incorporated overseas in the USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,964,761
Change in number of shares: 0

Name of company: ICC Handels AG – holder #7
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067
Incorporated overseas in Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No

Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 21,827,347
Change in number of shares: 0

Name of holder: John Oram – holder #8
Type of I.D. number: Other identifying number
Holder's I.D. number: 140076362
Private individual, not Israeli citizen
Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 779,171
Change in number of shares: 0

Name of holder: Ori Yehudai – holder #9
Type of I.D. number: I.D.
Holder's I.D. number: 052731569
Private individual, Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 752,546
Change in number of shares: 0

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

December 5, 2004

Securities Exchange Commission
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

#	Name	Share type	Updated quantity	Holding %		Holding % (full dilution)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	824,155	1.75	1.75	1.75	1.75
2	Bank Leumi Ltd. Group	Ordinary	2,001,513	4.25	4.25	4.24	4.24
3	Bank HaPoalim Group	Ordinary	429,478	0.91	0.91	0.91	0.91
4	Bank HaPoalim Group	Ordinary	2,076,553	4.41	4.41	4.40	4.40
5	Frutarom Trust Ltd.	Ordinary	819,745	1.74	1.74	1.74	1.74
6	ICC Industries Inc.	Ordinary	1,964,761	4.17	4.17	4.16	4.16
7	ICC Handels AG	Ordinary	21,827,347	46.37	46.37	46.22	46.22
8	John Oram	Ordinary	779,171	1.66	1.66	1.65	1.65
9	Ori Yehudai	Ordinary	752,546	1.60	1.60	1.59	1.59

Name of company: Bank Leumi Ltd. Group – holder #1
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 797,621
Change in number of shares: 26,534

Name of company: Bank Leumi Ltd. Group – holder #2
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 2,001,513
Change in number of shares: 0

Name of company: Bank HaPoalim Group – holder #3
Joint trustee investment fund management companies

Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 435,393
Change in number of shares: -5,915

Name of company: Bank HaPoalim Group – holder #4
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 2,084,294
Change in number of shares: -7,741

Name of company: Frutarom Trust Ltd. – holder #5
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 819,745
Change in number of shares: 0

Name of company: ICC Industries Inc. – holder #6
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: 132653653
Incorporated overseas in the USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,964,761
Change in number of shares: 0

Name of company: ICC Handels AG – holder #7
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067
Incorporated overseas in Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No

Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 21,827,347
Change in number of shares: 0

Name of holder: John Oram – holder #8
Type of I.D. number: Other identifying number
Holder's I.D. number: 140076362
Private individual, not Israeli citizen
Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 779,171
Change in number of shares: 0

Name of holder: Ori Yehudai – holder #9
Type of I.D. number: I.D.
Holder's I.D. number: 052731569
Private individual, Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 852,546
Change in number of shares: -100,000

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

November 28, 2004

Securities Exchange Commission
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

#	Name	Share type	Updated quantity	Holding %		Holding % (full dilution)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	797,621	1.69	1.69	1.69	1.69
2	Bank Leumi Ltd. Group	Ordinary	2,001,513	4.25	4.25	4.24	4.24
3	Bank HaPoalim Group	Ordinary	435,393	0.92	0.92	0.92	0.92
4	Bank HaPoalim Group	Ordinary	2,084,294	4.43	4.43	4.41	4.41
5	Frutarom Trust Ltd.	Ordinary	819,745	1.74	1.74	1.74	1.74
6	ICC Industries Inc.	Ordinary	1,964,761	4.17	4.17	4.16	4.16
7	ICC Handels AG	Ordinary	21,827,347	46.37	46.37	46.22	46.22
8	John Oram	Ordinary	779,171	1.66	1.66	1.65	1.65
9	Ori Yehudai	Ordinary	852,546	1.81	1.81	1.80	1.80

Name of company: Bank Leumi Ltd. Group – holder #1
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 792,621
Change in number of shares: 5,000

Name of company: Bank Leumi Ltd. Group – holder #2
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 2,001,513
Change in number of shares: 0

Name of company: Bank HaPoalim Group – holder #3
Joint trustee investment fund management companies

Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 431,963
Change in number of shares: 3,430

Name of company: Bank HaPoalim Group – holder #4
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 2,086,182
Change in number of shares: -1,888

Name of company: Frutarom Trust Ltd. – holder #5
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 819,745
Change in number of shares: 0

Name of company: ICC Industries Inc. – holder #6
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: 132653653
Incorporated overseas in the USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,964,761
Change in number of shares: 0

Name of company: ICC Handels AG – holder #7
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067
Incorporated overseas in Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No

Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 21,827,347
Change in number of shares: 0

Name of holder: John Oram – holder #8
Type of I.D. number: Other identifying number
Holder's I.D. number: 140076362
Private individual, not Israeli citizen
Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 779,171
Change in number of shares: 0

Name of holder: Ori Yehudai – holder #9
Type of I.D. number: I.D.
Holder's I.D. number: 052731569
Private individual, Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 852,546
Change in number of shares: 0

Sincerely yours,

PP/ Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

November 21, 2004

Securities Exchange Commission
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

#	Name	Share type	Updated quantity	Holding %		Holding % (full dilution)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	792,621	1.68	1.68	1.68	1.68
2	Bank Leumi Ltd. Group	Ordinary	2,001,513	4.25	4.25	4.24	4.24
3	Bank HaPoalim Group	Ordinary	431,963	0.92	0.92	0.91	0.91
4	Bank HaPoalim Group	Ordinary	2,086,182	4.43	4.43	4.42	4.42
5	Frutarom Trust Ltd.	Ordinary	819,745	1.74	1.74	1.74	1.74
6	ICC Industries Inc.	Ordinary	1,964,761	4.17	4.17	4.16	4.16
7	ICC Handels AG	Ordinary	21,827,347	46.37	46.37	46.22	46.22
8	John Oram	Ordinary	779,171	1.66	1.66	1.65	1.65
9	Ori Yehudai	Ordinary	852,546	1.81	1.81	1.80	1.80

Name of company: Bank Leumi Ltd. Group – holder #1
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 788,654
Change in number of shares: 3,967

Name of company: Bank Leumi Ltd. Group – holder #2
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 2,001,513
Change in number of shares: 0

Name of company: Bank HaPoalim Group – holder #3
Joint trustee investment fund management companies

Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 428,038
Change in number of shares: 3,925

Name of company: Bank HaPoalim Group – holder #4
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 2,096,570
Change in number of shares: -10,388

Name of company: Frutarom Trust Ltd. – holder #5
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 819,745
Change in number of shares: 0

Name of company: ICC Industries Inc. – holder #6
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: 132653653
Incorporated overseas in the USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,964,761
Change in number of shares: 0

Name of company: ICC Handels AG – holder #7
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067
Incorporated overseas in Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No

Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 21,827,347
Change in number of shares: 0

Name of holder: John Oram – holder #8
Type of I.D. number: Other identifying number
Holder's I.D. number: 140076362
Private individual, not Israeli citizen
Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 779,171
Change in number of shares: 0

Name of holder: Ori Yehudai – holder #9
Type of I.D. number: I.D.
Holder's I.D. number: 052731569
Private individual, Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 852,546
Change in number of shares: 0

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

November 14, 2004

Securities Exchange Commission
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

#	Name	Share type	Updated quantity	Holding %		Holding % (full dilution)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	788,654	1.68	1.68	1.67	1.67
2	Bank Leumi Ltd. Group	Ordinary	2,001,513	4.25	4.25	4.24	4.24
3	Bank HaPoalim Group	Ordinary	428,038	0.91	0.91	0.91	0.91
4	Bank HaPoalim Group	Ordinary	2,096,570	4.45	4.45	4.44	4.44
5	Frutarom Trust Ltd.	Ordinary	819,745	1.74	1.74	1.74	1.74
6	ICC Industries Inc.	Ordinary	1,964,761	4.17	4.17	4.16	4.16
7	ICC Handels AG	Ordinary	21,827,347	46.37	46.37	46.22	46.22
8	John Oram	Ordinary	779,171	1.66	1.66	1.65	1.65
9	Ori Yehudai	Ordinary	852,546	1.81	1.81	1.80	1.80

Name of company: Bank Leumi Ltd. Group – holder #1
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 791,300
Change in number of shares: -2,646

Name of company: Bank Leumi Ltd. Group – holder #2
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,996,030

Change in number of shares: 5,483

Name of company: Bank HaPoalim Group – holder #3
Joint trustee investment fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 425,268
Change in number of shares: 2,770

Name of company: Bank HaPoalim Group – holder #4
Provident fund and provident fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 2,096,570
Change in number of shares: 0

Name of company: Frutarom Trust Ltd. – holder #5
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Incorporated in Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 819,745
Change in number of shares: 0

Name of company: ICC Industries Inc. – holder #6
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: 132653653
Incorporated overseas in the USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 1,964,761
Change in number of shares: 0

Name of company: ICC Handels AG – holder #7
Type of I.D. number: Number with foreign registrar
Holder's I.D. number: CH1703002067

Incorporated overseas in Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 21,827,347
Change in number of shares: 0

Name of holder: John Oram – holder #8
Type of I.D. number: Other identifying number
Holder's I.D. number: 140076362
Private individual, not Israeli citizen
Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 779,171
Change in number of shares: 0

Name of holder: Ori Yehudai – holder #9
Type of I.D. number: I.D.
Holder's I.D. number: 052731569
Private individual, Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant: No
Share # on Tel Aviv Stock Exchange: 1081082
Balance (in number of shares) at last report: 852,546
Change in number of shares: 0

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

January 19, 2005

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding the appointment of an officer (excluding a director or individual serving on behalf of a company that is a director)

1. Name: Yoav Barak
   ID type and number: Israel ID #53670352
   Citizenship/country of association: Private individual, Israeli citizen
2. Birthdate: October 15, 1955
3. Legal address: 5 Naomi St., Haifa, Israel
4. Effective date: January 17, 2005
5. Appointment as: Internal auditor
6. Previous position in the Company: None
7. Education:

Degree	Field	Name of academic institute
Graduate	Economics and accounting	Haifa University

   Other education and professional degrees: Accredited auditor

8. Main occupation in last 5 years:

Position	Place of employment	Period
Managing director	Rosenthal Ltd.	4 months
Managing director	PT3 Ltd.	1 year
Managing director	Tamor Lighting Ltd.	1 year
Managing director	Fertilizers & Chemicals Ltd.	4 years
Managing director	Zika Electrodes Ltd.	2 years

9. The officer does not serve in other positions in the Company, a subsidiary or an affiliated company of the Company or of an interested party in it.
10. The director is not related to another interested party in the Company.

Sincerely yours,

pp
Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

January 19, 2005

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report on the list of Company officers

Following is the list of the officers and alternate directors of the Company as at January 2, 2005:

Name	ID type	ID number	Position
Dr. John J. Farber	Passport	111201362	Chairman of the Board
Maya Farber	Passport	152434380	Director
John Oram	Passport	140036362	Director
Ori Yehudai	I.D.	052731569	Director, President and CEO
Uzi Netanel	I.D.	007599798	External director
Gil Leidner	I.D.	50776889	External director
Yuval Levy	I.D.	55500789	Executive vice president
Alon Granot	I.D.	057210247	Executive vice president
Yonatan Glickman	I.D.	026071530	Executive vice president
Yoav Barak	I.D.	53670352	Internal auditor
Gur Zamir	I.D.	024047904	Controller
Hans Abderhalden	Other	004817414	Director

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

FRUTAROM
FOUNDED 1933

January 19, 2005

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

BEST AVAILABLE COPY

Dear Madam / Sir,

Re: Immediate report regarding an unusual transaction with an interested party that does not require the approval of the General Meeting

1. Following is an immediate report on the approval of an unusual transaction in accordance with Regulation 1 of the Companies Regulations (mitigations in transactions with interested parties) – 2000.

2. The transaction was approved by the Board of Directors on January 17, 2005.

3. Summary of the main points of the transaction and of the considerations of the Board and the Audit Committee for the decision:

   Further to the Company's immediate reports dated December 2, 2004 and January 13, 2005 regarding the Company's intention to raise capital through a share issue and the registration of global depository shares on the London Stock Exchange Main Listing (hereinafter: the "Offering"), the Company hereby advised that the ICC Group will participate in the Offering through the sales of a small portion of its holdings in the Company. The selling conditions according to which ICC will sell its shares as part of the Offering are identical to the selling terms under which Frutarom will sell its shares in the Offering.

   The considerations of the Board and the Audit Committee in approving the transaction:

   (i) The principal underwriters that will lead the capital raising (Morgan Stanley and UBS) approached the Company to suggest that the ICC Group participate in the Offering by selling a portion of its holdings in the Company as part of the Offering, in order to contribute to the Offering's success, among others, by increasing its scope.
   (ii) The ICC Group agreed to take part in the Offering as stated.
   (iii) The selling conditions according to which ICC will sell its shares as part of the Offering are identical to the selling terms under which Frutarom will sell its shares in the Offering.
   (iv) The performance of the sale offer by ICC as stated is not intended to increase the Company's expenses as related to the Offering.
   (v) In view of the aforementioned, the Audit Committee and the Board confirmed that ICC's participation as stated is only for the purpose of benefiting the Company.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

FRUTAROM

FOUNDED 1933

January 13, 2005

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding an event or matter deviating from the normal course of business

Further to the immediate report dated December 2, 2004, Frutarom Industries Ltd. ("Frutarom") hereby advises that the process of raising capital through a share issue and the registration of global depository shares on the London Stock Exchange Main Listing is progressing as planned. The capital will be raised among institutional investors worldwide, including Israel.

In addition to the amount that will be raised by the Company, the ICC Group, which is the controlling interest in the Company and presently holds 50.54% of the Company's share equity, advised of its intention to sell a small portion of its holdings in the Company as part of the process.

The principal underwriters leading the capital raising as joint global coordinators are Morgan Stanley and UBS. HSBC will act as joint lead managers. In Frutarom's estimation, the capital raising will take place during the first quarter of 2005.

In recent years Frutarom has implemented a growth strategy combining rapid organic growth and future strategic acquisitions. Frutarom intends to use the capital being raised for future strategic acquisitions and to refinance the acquisition of IFF's Food Systems in Europe.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

January 2, 2005

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report on the list of Company officers

Following is the list of the officers and alternate directors of the Company as at January 2, 2005:

Name	ID type	ID number	Position
Dr. John J. Farber	Passport	111201362	Chairman of the Board
Maya Farber	Passport	152434380	Director
John Oram	Passport	140036362	Director
Ori Yehudai	I.D.	052731569	Director, President and CEO
Uzi Netanel	I.D.	007599798	External director
Gil Leidner	I.D.	50776889	External director
Yuval Levy	I.D.	55500789	Executive vice president
Alon Granot	I.D.	057210247	Executive vice president
Yonatan Glickman	I.D.	026071530	Executive vice president
Dov Gadot	I.D.	003830056	Internal auditor
Gur Zamir	I.D.	024047904	Controller
Hans Abderhalden	Other	004817414	Director

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

January 2, 2005

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding the appointment of a director (who is not a company) or individual serving on behalf of a company that is a director

1. Name: Hans Abderhalden
   ID type and number: Unknown; 004817414
   Citizenship/country of association: Private individual, non Israeli
   Country of citizenship: Switzerland
2. Birthdate: October 11, 1939
3. Legal address: Lerchenbergstrasse 114, 8703 Erlenbach, Switzerland
4. Appointment as: Director
5. Previous position in the Company: None
6. Effective date: December 28, 2004
7. Education:

Degree	Field	Name of academic institute
Other	IMD program for Executive Development	Lausanne

8. Main occupation in last 5 years:

Position	Place of employment	Period
Director	Frutarom Switzerland Ltd.	From 2002
CEO	Emil Flachsmann AG	2 years

9. The director also serves as a director in the subsidiary, Frutarom Switzerland Ltd.
10. The director is not employed by the Company, a subsidiary or an affiliated company of the Company or of an interested party in it.
11. The director is not related to another interested party in the Company.
12. The director holds 6,479 options that can be exercised as 6,479 ordinary shares in the Company.
13. The director is not a member of any committee of the Board of Directors.

Sincerely yours,

PP Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

December 29, 2004

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding an outgoing officer

1. Name: Ariel Ginsburg
   ID type and number: I.D. 522763
   Citizenship/country of association: Private individual, Israeli

2. Former position: Director

3. Effective date: December 28, 2004
   Date position started: January 1, 1996

4. To the best of the Company's knowledge, the reasons for this do not need to be brought to the knowledge of the Company's shareholders.

5. Manner of completing position: End of service period

6. Will the officer continue to be an interested party or officer in the Company after leaving the position? No.

7. Date on which Company was first notified: December 28, 2004, 17:30

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

December 29, 2004

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding an outgoing officer

1. Name: Sandra Farber
ID type and number: Passport 112068414
Citizenship/country of association: Private individual, non Israeli
Country of citizenship: USA

2. Former position: Director

3. Effective date: December 28, 2004
Date position started: January 1, 1998

4. To the best of the Company's knowledge, the reasons for this do not need to be brought to the knowledge of the Company's shareholders.

5. Manner of completing position: End of service period

6. Will the officer continue to be an interested party or officer in the Company after leaving the position? No.

7.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

December 29, 2004

Securities Exchange Commission
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in the Company's Memo and/or Articles

1. On December 28, 2004 the General Meeting decided to change the Company's Memorandum of Association.

2. Significance of the change:

   Increase the Company's registered equity to NIS 100,000,000.
   Change in the majority required to amend the Company's Memorandum of Association, such that all amendments will be made by a decision to be reached by an ordinary majority of the Company's shareholders at a General Meeting of the Company.

3. The version of the change: The Company's share equity is NIS 100,000,000, divided into 100,000,000 ordinary shares par value NIS 1.00 each.

4. Effective date of change: December 28, 2004.

5. Attached: copy of new Memorandum.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

THE COMPANIES ORDINANCE [NEW VERSION] 5744 - 1983
COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

1. **Company name:** Frutarom Ta'asiot Ba'am.
   Company name in English: Frutarom Industries Ltd.

2. **Purpose for which the company was established:**

   2.1 To engage in the field of the chemical industry and all related fields, to invest in other companies related to the chemical industry field, and to take any other related actions.

   2.2 To perform any action and engage in any occupation or legal action whatsoever in accordance with the company's requirements and decisions from time to time.

   2.3 To engage in any occupation as may be decided by the board of directors of the company.

3. **The responsibility of the members is limited.**

4. **The share equity of the company is NIS 100,000,000, and is broken down into 100,000,000 ordinary shares par value NIS 1 each[1].**

We, the undersigned, wish to associate in a company according to this memorandum of association and agree that each will take a number of the shares in the company's equity, as noted next to his name.

The Signatories (Name, company number and address)	**Number of Shares Taken**	**Signatures**
1. Electrochemical Industries (Frutarom) Ltd. Public Company 52-001942-3 Southern Industrial Zone POB 2357, Acco 24102	99	(Signed) Stamp: Electrochemical Industries (Frutarom) Ltd.
2. ElF Trade (1971) Ltd. Private Company 51-056382-8 Haifa by Electrochemical Industries (Frutarom) Ltd. Southern Industrial Zone POB 2357, Acco 24102	1	(Signed) Stamp: ElF Trade (1971) Ltd.

Total of shares taken: 100

Date:
28.12.95

Witness to the above signatures:
Efrat Venkert, Esq. (Signed)
Company Secretary

[1] Corrected on December 28, 2004.

FRUTAROM
FOUNDED 1933

December 29, 2004

Securities Exchange Commission
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report regarding a change in the Company's Memo and/or Articles

1. On December 28, 2004 the General Meeting decided to change the Company's Articles of Association and cancel the Company's Memorandum of Association.

2. Significance of the change: Replacement of the Company's existing Articles of Association and adoption of new Articles whose instructions match those of the Companies Law – 1999.

3. The version of the change: see new Articles.

4. Effective date of change: December 28, 2004.

5. Attached: copy of new Articles.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

THE COMPANIES LAW
A LIMITED LIABILITY COMPANY

ARTICLES

OF

Frutarom Industries Ltd.

AS AMENDED AND RESTATED ON DECEMBER 28, 2004

TABLE OF CONTENTS

PERLIMINARY

1. General Provisions

(a) Interpretation

(i) In these Articles the following terms shall bear the meaning ascribed to them below:

These "Articles" shall mean these Articles of Association, as originally adopted and as they may from time to time be amended.

The "Board" shall mean the Company's Board of Directors.

The "Company" shall mean Frutarom Industries Ltd.

The "Companies Law" shall mean the Companies Law, 5759-1999.

"Director" shall mean a member of the board of directors of the Company.

"Legal Requirements" shall mean all applicable laws, statutes, rules, regulations, orders, ordinances and requirements of all foreign, national, departmental and municipal governments;

The "Memorandum" shall mean the Memorandum of Association of the Company, as originally registered and as it may from time to time be amended.

The "Ordinance" shall mean the Companies Ordinance [New Version], 5743-1983.

"Ordinary Resolution" shall mean a resolution adopted at a General Meeting in accordance with Article 24(a).

"Ordinary Shares" shall mean the Ordinary Shares of the Company, par value NIS1.00 per share.

"External Director" shall mean a director of the Company qualified and elected in accordance with Part 6, Chapter 1 Title E of the Companies Law.

(ii) Terms and expressions used in the Articles and not defined herein, shall bear the same meaning as in the Companies Law in force on the date when the Articles first become effective.

(iii) Sections 2, 4, 5, 6, 7, 8 and 10 of the Interpretation Law, 5741-1981, shall apply, mutatis mutandis, to the interpretation of the Articles.

(iv) The captions in the Articles are for convenience only and shall not be deemed a part hereof or affect the interpretation of any provision hereof.

(v) Subject to the context, words and expressions importing the masculine gender shall include the feminine gender and the singular shall include the plural.

(b) Application of Companies Law The provisions of the Companies Law shall apply other than with respect to matters for which these Articles provide otherwise in accordance with the Companies Law.

(c) Amendments Subject to any other provision contained, these Articles, or any provision thereof, may be amended, cancelled or replaced at any time by an Ordinary Resolution.

2. Purposes Without limiting the purposes set out in the Memorandum, the Company may engage in any lawful business. The Company may also extend donations in reasonable amounts and for proper cause, including where the grant of such donation does not fall within business considerations.

3. Limitation of Liability The liability of the shareholders of the Company for any and all debts and obligations of the Company of any kind is limited by their shares. Accordingly no shareholder shall be liable to the Company or its creditors by virtue of being a shareholder of the Company in excess of the amounts for which such shares were subscribed and unpaid for.

SHARE CAPITAL

4. Authorized Share Capital The Authorized share capital of the Company is NIS 100,000,000 (one hundred million New Israeli Shekels divided into 100,000,000 Ordinary Shares, of par value NIS 1.00 per share.

5. Alteration of Authorized Share Capital The Company may, from time to time, by an Ordinary Resolution:

(a) Increase its share capital in an amount it thinks expedient by the creation of new shares. The power to increase the share capital may be exercised by the Company whether or not all of the shares then authorized have been issued and whether or not all of the shares theretofore issued have been called up for payment. Such Ordinary Resolution shall set forth the amount of the increase, the number of the new shares created thereby, their nominal value and class, and may also provide for the rights, preferences or deferred rights that shall be attached to the newly created shares and the restrictions to which such shares shall be subject;

(b) Consolidate all or any of its issued or unissued share capital and divide same into shares of nominal value larger than the one of its existing shares;

(c) Subdivide all or any of its issued or unissued share capital, into shares of nominal value smaller than the one stipulated in these Articles; provided, however, that the proportion between the amount paid and the amount unpaid on each share which is not fully paid-up shall be retained in the subdivision;

(d) Cancel any shares which, as at the date of the adoption of the Ordinary Resolution, have not been issued or agreed to be issued, and thereby reduce the amount of its share capital by the aggregate nominal value of the shares so canceled; or

(e) Subject to any approval or consent required by law, reduce its share capital in any manner whatsoever.

(f) With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, by (i) issuing, in contemplation of, or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings; or (ii) by causing the transfer of fractional shares by certain shareholders to

other shareholders so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub-Article.

SHARES

6. Rights Attached to Shares

(a) Unless otherwise stipulated in these Articles, same rights, obligations and restrictions shall be attached to all the shares of the Company regardless of their denomination or class

(b) The rights attached to any class may be modified or abrogated by the consent in writing of the holders of the majority of the issued shares of such class or by the adoption of an Ordinary Resolution approving same modification or abrogation at a separate General Meeting of the holders of the shares of such class. The provisions of these Articles relating to General Meeting of the Company shall apply, *mutatis mutandis*, to any separate General Meeting of the holders of the shares of a specific class, provided, however, that, subject to the provisions regarding the adjournment of General Meetings, the requisite quorum at any such separate General Meeting shall be one, but if there are more than one shareholder holding shares of such class – then at least two or more, members present in person or by proxy and holding not less than fifty percent (50%) of the outstanding shares of such class.

(c) The creation of additional shares of a specific class, or the issuance of additional shares of a specific class, shall not be deemed, for purposes of Article 6(b), a modification or abrogation of rights attached to shares of such class or of any other class.

7. Issuance of Shares

(a) Issuance of shares shall be under the control of the Board, which, up to the authorized share capital of the Company, shall have the exclusive authority to issue shares, in whole or in part, otherwise dispose of them, issue securities or other instrument convertible into shares or grant options to acquire shares, to such persons and on such terms and conditions as the Board may think fit.

(b) Without derogating from the foregoing, the Board may decide, subject to any applicable Legal Requirements, to authorize payment by the Company of a commission to any person for a subscription or an agreement to subscribe, unconditionally or otherwise, for any share, and it shall be permissible to pay or settle the payment of such commission in cash or in shares, paid for in full or in part, or a combination of both.

8. Share Certificates

(a) Each shareholder shall be entitled to receive from the Company one share certificate in respect of all of the shares of any class registered in his name in the Register of Shareholders or, if approved by the Board or any person designated by the Board for such purpose, several share certificates, each for one or more of such Shares.

(b) Each share certificate issued by the Company shall be numerated, denote the class and serial numbers of the shares represented thereby and the name of the owner thereof as

registered on the Register of Shareholders, and may also specify the amount paid-up thereon. A share certificate shall be signed by: (i) two members of the Board; or (ii) one member of the Board and the Company's secretary.

(c) A share certificate denoting two or more persons as joint owners of the shares represented thereby shall be delivered to the person first named on the Register of Shareholders in respect of such joint ownership.

(d) A share certificate defaced or defective, may be replaced upon being delivered to the Company and being cancelled. A share certificate lost or destroyed may be replaced upon furnishing of evidence to the satisfaction of the Board or any person designated by the Board for such purpose proving such loss or destruction and subject to the submission to the Company of an indemnity letter and/or securities as the Board or such person may think fit. A shareholder requesting the replacement of a share certificate shall bear all expenses incurred by the Company in connection with the provisions of this Article.

9. <u>Registered Owner</u> The Company shall be entitled to treat the person registered on the Register of Shareholders as the holder of any share, as the absolute owner thereof, and accordingly, shall not be bound to acknowledge any trust or other right, whether at law or in equity, of any other person to or in respect of such share. Notwithstanding the foregoing, the Board may recognize beneficial owners of shares, if and to the extent that it is so required under Legal Requirements and subject to submission of by the person claiming such beneficial ownership of sufficient proof to the satisfaction of the Board or as may be required under applicable Legal Requirements.

10. <u>Calls on Shares</u>

(a) With the approval of the Board, the Company may, from time to time, make calls upon shareholders to make payment of any amount of the consideration of their shares not yet paid, provided same amount is not, by the terms of issuance of same shares, payable at a definite date. Each shareholder shall pay to the Company the amount of every call so made upon him at the time(s) and places(s) designated in such call. Unless otherwise stipulated in the resolution of the Board, each payment with respect to a call shall be deemed to constitute a pro-rata payment on account of all of the Shares of such shareholder in respect of which such call was made.

(b) A call shall be made in writing and shall be delivered to the shareholder(s) in question not less than fourteen (14) days prior to the date of payment stipulated therein. Prior to the due date stipulated in the call the Company, with the approval of the Board, may, by delivering a written notice to the shareholder(s), revoke such call, in whole or in part, postpone the designated date(s) of payment or change the designated place of payment.

(c) If, according to the terms of issuance of any share, any amount is due at a definite date, such amount shall be paid on same date, and the holder of same share shall be deemed, for all intents and purposes, to have duly received a call in respect of such amount.

(d) The joint holders of a shares shall be bound jointly and severally to pay all calls in respect thereof. A call duly made upon one of the joint holders shall be deemed to have been duly made upon all of the joint holders.

(e) Any amount not paid when due shall bear an interest from its due date until its actual payment at a rate equal to the prevailing annual LIBOR. The provisions of this Article 10(e) shall in no way deprive the Company of, or derogate from any other rights and

remedies the Company may have against such shareholder pursuant to the Articles or Legal Requirements.

(f) With the approval of the Board, the Company may agree to accept prepayment by any shareholder of any amount due with in respect to his shares, and may direct the payment of interest for such prepayment at a rate as may be agreed upon between the Company and such shareholder.

(g) Upon the issuance of shares, the Board may stipulate similar or different terms with respect to the payment of the consideration thereof by their respective holders.

11. Forfeiture and Surrender

(a) If any shareholder fails to pay when due any amount payable pursuant to a call, or interest thereon as provided for herein, the Company may, by a resolution of the Board, at any time thereafter, so long as said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made. All expenses incurred by the Company with respect to the collection of any such amount or interest, including, inter-alia, attorneys' fees and costs of legal proceedings, shall be added to, and shall constitute a part of the amount payable to the Company in respect of such call for all purposes (including the accrual of interest thereon).

(b) Upon the adoption of a resolution of forfeiture, the Board shall cause the delivery of a notice thereof to the shareholder in question. Same notice shall specify that, in the event of failure to pay the entire amount due within the period stipulated in the notice (which period shall be not less than fourteen (14) days), same failure shall cause, ipso facto, the forfeiture of the shares. Prior to the expiration of such period, the Board may extend the period specified in the notice of forfeiture or nullify the resolution of forfeiture, but such nullification shall not estop nor derogate from the power of the Board of Directors to adopt a further resolution of forfeiture in respect of the non-payment of said amount.

(c) Whenever shares are forfeited as herein provided, all dividends declared in respect thereof and not actually paid shall be deemed to have been forfeited together with the Shares.

(d) The Company, by a resolution of the Board, may accept the voluntary surrender by any shareholder of all or any part of his shares.

(e) Any shares forfeited or surrendered as provided herein shall thereupon constitute the property of the Company, and may be reissued or otherwise disposed of as the Board may think fit.

(f) Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be obliged to pay to the Company all amounts at the time of forfeiture or surrender due to the Company with respect thereof, including interest and expenses as aforesaid until actual repayment, whether the maturity date of same amounts is on or prior to the date of forfeiture or surrender or at any time thereafter, and the Company, with the approval of the Board in its discretion, may enforce payment of such amounts or any part thereof. In the event of such forfeiture or surrender, the Company, by a resolution of the Board, may accelerate the maturity date(s) of any or all amounts then owed to the Company by same shareholder and not yet due, in respect of such shares, whereupon all of such amounts shall forthwith become due and payable.

(g) The Company, with the approval of the Board may, at any time before any share so forfeited or surrendered shall have been reissued or otherwise disposed of to a third party, nullify the forfeiture or the acceptance of the surrender on such conditions as it thinks fit, but such nullification shall not estop nor derogate from the power of the Board to re-exercise its powers of forfeiture pursuant to this Article 11.

12. Lien

(a) The Company shall have, at all times, a first and paramount lien upon all the shares registered in the name of each shareholder on the Register of Shareholders, upon all the dividends declared in respect of such Shares and upon the proceeds of the sale thereof, as security for such shareholder's Obligations. For the purposes of this Article 12, the term "Obligations" shall mean any and all present and future amount of the consideration of such shareholder's shares not yet paid to the Company .

(b) Should a shareholder fail to fulfil any or all of his Obligations, the Company may enforce the lien, after such shareholder was provided with a period of fourteen (14) days so as to fulfill the Obligations so breached. Subject to Article 12(c) below, the net proceeds of such sale shall be applied in payment of such sum due to the Company or to the fulfillment of the Obligation, and the remainder (if there shall be any) shall be paid to the shareholder.

(c) A shareholder shall be obliged to reimburse the Company for all expenses thereby incurred with respect to the enforcement of a lien upon same shareholder's Shares, and such obligation shall be secured by the Shares which are subject to same lien.

13. Sale of Shares after Forfeiture or Surrender or in Enforcement of Lien Upon any sale of shares after forfeiture or surrender or in the course of enforcement of a lien, the Company may appoint any person to execute an adequate instrument of transfer or any other instrument required to effect the sale, and shall be entitled to register the purchaser on the Register of Shareholders as the holder of the shares so purchased. The purchaser shall not be obliged to check the regularity of the proceedings of forfeiture, surrender or enforcement of a lien or the use that was made with the consideration thereby paid with respect to the shares. As of the entry of the purchaser's name in the Register of Shareholders in respect of such shares, the validity of the sale shall not be rebuttable, and the sole remedy of any person aggrieved by the sale shall be in damages, and against the Company solely.

14. Redeemable Shares Subject to any Legal Requirement, the Company may issue redeemable shares and redeem the same.

TRANSFER OF SHARES

15. Transfer of Shares

(a) Effectiveness and Registration A transfer of title to shares, whether voluntarily or by operation of law, shall not confer upon the transferee any rights whatsoever towards the Company unless and until such time as the transfer has been recorded in the Register of Shareholders.

(b) Record Date Notwithstanding any contrary provision of these Articles, in order that the Company may determine the shareholders entitled to notice of or to vote at any General Meeting or any adjournment thereof, or to express consent to or dissent from any

corporate action in writing without a meeting, or be entitled to receive payment of any dividend or other distribution or allotment of any rights, or be entitled to exercise any rights in respect of or to take or be the subject of any other action, the Board may fix in advance a record date which shall not be more than sixty (60) nor less than four (4) days before the date of such meeting (or any longer or shorter period permitted by law), and not more than sixty days prior to any other action. A determination of shareholders of record entitled to notice of or to vote at a meeting shall apply to any adjournment of the meeting, unless the Board fixes a new record date for the adjourned meeting.

16. Procedure of Voluntary Transfer of Shares A shareholder desiring to transfer to another person title to his or her Shares, or any part thereof, shall deliver to the Company a notice to that effect accompanied by an instrument of transfer, in a form to be prescribed by the Board, duly executed by such shareholder, which form will be substantially similar to the following:

Deed of Transfer of Shares

I do hereby transfer to _________, of ____________ (hereinafter called the "transferee") _______ share(s) having par value of NIS __ each numbered _____ until _____ inclusive in Frutarom Industries Ltd., to hold unto the transferee, his executors, administrators, and assigns, subject to the several conditions on which I held the same at the time of the execution hereof; and I, the transferee, do hereby agree to take the said share (or shares) subject to the conditions aforesaid.

As witness we have hereunto set our hands the ___ day of _____, 200_.

____________________	____________________
Transferee	Transferor
____________________	____________________
Witness to the Transferee	Witness to the Transferor

17. Procedure on Transfer of Shares by Operation of Law Any person becoming entitled to shares of the Company by operation of law who desires to be registered as a shareholder in respect thereof in the Register of Shareholders, shall furnish the Company with evidence, to the satisfaction of the Board or any person designated by the Board for such purpose, of his title to the shares.

18. [Reserved]

GENERAL MEETINGS

19. Annual General Meeting. An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place as may be determined by the Board.

20. Special General Meeting.

(a) All General Meetings other than Annual General Meetings shall be called "Special General Meetings".

(b) The Board may, whenever it thinks fit, convene a Special General Meeting, and shall be obliged to do so upon receipt of a requisition in writing in accordance with the provisions of the Companies Law.

(c) Shareholders of the Company may not convene a General Meeting except as provided in the Companies Law.

21. Notice of General Meetings.

(a) Not less than twenty-one (21) days prior to any General Meeting, a written notice thereof shall be delivered to all holders of record of voting shares of the Company. Such notice shall specify the place, the day and the hour of the General Meeting the general nature of the matters to be discussed thereat and such other information required under applicable law.

(b) The accidental omission to give notice of a General Meeting, or the non-receipt of a notice by a shareholder entitled to receive notices of General Meeting, shall not invalidate the proceedings of such General Meeting.

(c) A shareholder entitled to receive notices of General Meeting may waive such right, or the right to receive twenty-one (21) days' prior written notice, generally or in respect of a specific General Meeting, and shall be deemed to have waived such right with respect to the time and place of any General Meeting at which he was present.

(d) Notwithstanding the foregoing provisions of this Section 21, the Company may, in accordance with Section 69(b) of the Companies Law, decide not to deliver written notices to its holders of record of voting shares prior to any General Meeting, in which case the provisions of Section 2(b) of the Companies Regulations promulgated under the Companies Law in connection with notices for General Meetings will apply.

22. Quorum

(a) Two or more shareholders, present in person, by proxy or by voting card when the meeting proceeds to business, and holding shares representing in the aggregate 33 1/3% (thirty three percent and one third of a percent) or more of the total voting power attached to the shares then outstanding, shall constitute a quorum at General Meeting.

(b) If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall stand adjourned to the same day in the next week, at the same time and place, or any other time and place as the Board may designate in a notice to the shareholders. The requisite quorum at an adjourned General Meeting shall be:

(i) if the original meeting was convened upon requisition by shareholders pursuant to the Companies Law - the number of shareholders holding the minimum number of voting shares necessary to make such requisition, present in person or by proxy; and

(ii) in any other case - one or more shareholders, present in person or by proxy, holding at least one share.

At an adjourned General Meeting the only businesses to be considered shall be those matters which might have been lawfully considered at the General Meeting originally called if a requisite quorum had been present, and the only resolutions to be adopted are such types of resolutions which could have been adopted at the General Meeting originally called.

23. Chairman The chairman of the General Meeting shall be the Chairman, if any, of the Board, or any other person appointed by the Board for such purpose, or, if the Chairman of the Board or such other person are not present within fifteen (15) minutes from the time designated for the opening of the meeting, or are unwilling to serve as its Chairman, then the shareholders present at the meeting may, by Ordinary Resolution, appoint a chairman of the meeting. The Chairman of any General Meeting shall have no additional or casting vote.

24. Adoption of Resolutions at General Meetings

(a) Unless otherwise required by law, all resolutions by the General Meeting will be adopted by an Ordinary Resolution. An Ordinary Resolution shall be deemed adopted at a General Meeting if the majority of the votes attached to the shares voted on such resolution, whether in person, by proxy or by voting card, were cast for the approval of such resolution.

(b) Any proposed resolution put to vote at a General Meeting shall be decided by a written ballot.

(c) A declaration by the Chairman of the General meeting that a proposed resolution has been adopted or rejected, shall constitute a prima facie evidence of the adoption or rejection, respectively, of same resolution, and no further proof verifying the contents of such declaration or the number or proportion of the votes recorded in favor of or against such resolution shall be required.

25. [Reserved]

26. Voting Power Subject to the provisions of Article 27(a) below, every shareholder shall have one vote for each share registered in his name on the Register of Shareholders, regardless of its denomination or class.

27. Attendance and Voting Rights at General Meetings

(a) No shareholder shall be entitled to be present or vote at a General Meeting (or be counted as part of the quorum thereat) unless all amounts due as at the date designated for same General Meeting with respect to his shares were paid.

(b) A corporate body being a shareholder of the Company and entitled to vote and/or attend at a General Meeting may exercise such rights by authorizing any person, whether in general or for a specific General Meeting, to be present and/or vote on its behalf. Upon the request of the Chairman of the General Meeting, a written evidence of such authorization and its validity (in a form acceptable to the Chairman) shall be furnished thereto.

(c) A shareholder entitled to vote and/or attend at a General Meeting may appoint a proxy, whether in general or for a specific General Meeting, to exercise such rights, as follows:

(1) The appointment of a proxy shall be in writing and shall be in the following form or in any other form approved by the Board:

"I, the undersigned, ________________________________
(name of shareholder)
being a shareholder of ______________________________
(name of the Company)
appoint ____ of
(name of proxy)
____
(address of proxy)

as my proxy to attend and vote on my behalf at [any General Meeting of the Company] [the General Meeting / Special General Meeting of the Company to be held on the ___day of _______, ___] and at any adjournment thereof.

Signed this ___ day of _________, _____.

_________________________."

(signature of shareholder)

(2) The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be presented to the Chairman at the opening of the meeting at which the person named in the instrument proposes to vote or be delivered to the Company (at its Registered Office, at its principal place of business, or at such place as the Board of Directors may specify) not less than forty-eight (48) hours before the time fixed for such meeting.

(3) Unless expressly permitted in the appointing instrument, a proxy may not delegate his powers to any other person.

(4) A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairman of such meeting prior to such vote being cast.

(5) An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under this Article for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in clause (2) above, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such shareholder of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this clause (5) at or prior to the time such vote was cast.

(d) A shareholder entitled to vote and/or attend at a General Meeting and is legally incapacitated, may exercise such rights by his custodian.

(e) If two or more persons are registered as joint owners of any Share, the right to attend at a General Meeting, if attached to such share, shall be conferred upon all of the joint owners, but the right to vote at a General Meeting and/or the right to be counted as part of the quorum thereat, if attached to such Share, shall be conferred exclusively upon the senior amongst the joint owners attending the General Meeting, in person or by proxy; and for this purpose seniority shall be determined by the order in which the names stand on the Register of Members.

BOARD OF DIRECTORS

28. Powers of Board of Directors

(a) The Board shall be vested with the exclusive authority to exercise all of the Company's powers which are not, by the Companies Law, these Articles or any applicable law, required to be exercised by a resolution in a General Meeting.

(b) Without derogating from the above, the management of the business of the Company shall be vested exclusively in the Board.

29. Exercise of Powers of the Board of Directors

(a) The powers conferred upon the Board shall be vested in the Board as a collective body, and not in each one or more of the directors individually, and all such powers may be exercised by the Board by adopting resolutions in accordance with the provisions of these Articles.

(b) A resolution shall be deemed adopted at a meeting of a Board, whether in person or by using a conference call or similar communications equipment by means of which all

persons participating in the meeting can hear each other at the same time, if supported by a majority of the directors attending such meeting, and entitled to vote on such resolution.

(c) A resolution in writing, including executed counterparts thereof transmitted by facsimile, which was agreed upon by all the directors then in office and entitled to vote on such resolution, shall be deemed to have been adopted unanimously by the Board in a meeting duly convened and held on the date on which the last of the directors to sign affixed his signature thereto.

30. Committees of Directors.

(a) Subject to any contrary provision of the Companies Law, the Board may delegate any or all of its powers to committees, each consisting of two or more directors. The Board may, from time to time, revoke or alter the powers so delegated. Each committee shall, in the exercise of the powers so delegated, conform to any regulations and conditions prescribed by the Board upon the delegation or at any other time.

(b) The provisions of the Articles with respect to the meetings of the Board, their convening, adoption of resolutions thereat and adoption of resolutions in writing and others shall apply, *mutatis mutandis*, to the meetings of any such committee, unless otherwise prescribed by the Board.

31. Number of Directors. The Board shall consist of a number ranging between five and twenty directors (including the External Directors), until otherwise prescribed by an Ordinary Resolution.

32. Appointment and Removal of Directors.

(a) Directors, other than External Directors, shall be elected at the Annual General Meeting by an Ordinary Resolution, and each such Director shall serve until the end of the next Annual General Meeting or General Meeting at which such Director was elected and new directors are elected and are qualified for office, unless his office is vacated earlier pursuant to these Articles or the Companies Law.

(b) Shareholders at a General Meeting may by an Ordinary Resolution remove from office any Director(s), other than an External Director, and may fill any vacancy, however created, in the Board. Shareholders may remove an External Director in accordance with the provisions of the Companies Law.

(c) The Directors shall at any time and from time to time have the power to appoint any other person as a Director, whether to fill a vacancy or whether in addition to those of their body, provided that the total number of Directors does not exceed the maximum number permitted under Article 31 above. Any Director so appointed shall hold office until the end of first General Meeting convened after such appointment and may be re-elected.

33. Qualification of Directors Subject to qualifications required for an External Directors, no person shall be disqualified to serve as a director by reason of his not holding shares in the Company or by reason of his having served as director in the past.

34. Vacation of Director's Office

The office of a director shall be vacated:

(1) Upon his death;

(2) On the date at which he is declared a bankrupt or, if the director is a corporation – on the date at which a liquidation order was issued in respect thereof;

(3) On the date he is declared legally incapacitated;

(4) On the date stipulated therefor in a written notice of resignation by such Director delivered to the Company or upon its delivery to the Company, whichever is later;

(5) On the expiration of the term of his or her office, or removal, in accordance with the provisions of Article 32 above; or

(6) For an External Director, in addition to clauses (1) through (4) above, in accordance with the applicable provisions of the Companies Law.

35. Remuneration of Directors No director shall be paid any remuneration by the Company for his services as director unless otherwise will be prescribed by the Board, and to the extent same shall be prescribed, and subject to the provisions of the Companies Law. Notwithstanding the foregoing, subject however to the provisions of the Companies Law, the directors will be reimbursed for reasonable out of pocket expenses incurred in the course of performance of their duties as directors, as approved by the Board.

36. Conflict of Interest

(a) A Director knowing that he has, directly or indirectly, an interest in any existing or proposed transaction to which the Company is a party, or in which the Company has an interest, shall notify the Company thereof, specifying the nature of such interest in the transaction.

(b) A Director shall not be disqualified from holding his office by virtue of having an interest in any such transaction, but he shall not be entitled to attend a meeting whereat such transaction is considered (or to be counted as part of the quorum present thereat), or to express an opinion in the matter; nor shall he be entitled to vote in favor or against such transaction or in respect of any matter relating thereto, all unless and to the extent permitted under the Companies Law.

(c) A Director may hold any other office at the Company, whether with or without remuneration, and may enter into an agreement with the Company with respect to the terms of his appointment to such office. The provisions of Article 36(b) shall apply to any meeting of the Board whereat such appointment and/or its terms are considered and/or determined, and to all acts of the Board of Directors with respect thereto.

(d) A Director may be engaged by the Company in rendering professional services to the Company, whether with or without remuneration, and may enter into an agreement with the Company with respect to the terms of his engagement. The provisions of Article 36(b) shall apply to any meeting of the Board whereat such engagement and/or its terms are considered and/or determined, and to all acts of the Board of Directors with respect thereto.

37. [Reserved]

38. Meetings of the Board of Directors Subject to Articles 39 and 40 below, the Board may meet, adjourn its meetings and otherwise determine and regulate such meetings and their proceedings as it deems fit.

39. Convening Meeting of the Board of Directors

(a) The Chairman of the Board may, at any time, convene a meeting of the Board, and shall be obliged to do so upon receipt of a written demand from any one of the Directors then in office. In the event there is no such Chairman or a meeting of the Board was not convened to a date which is no later than ten (10) days following the delivery of such written demand, the Director requesting the meeting may convene a meeting of the Board. Convening a meeting of the Board shall be made by delivering a notice thereof to all of the directors not later than seven (7) days prior to the date thereof, or, in emergencies, a shorter period determined by the Chairman as reasonably necessary in the circumstances. Such notice shall specify the exact time and place of the meeting so called and the general nature of the business to be considered thereat.

(b) The accidental omission to give notice of a meeting, or the non-receipt of notice by any director, shall not invalidate the proceedings of such meeting.

(c) A Director may waive his right to receive notice of any meeting, or to receive prior notice as aforesaid, in general or in respect of a specific meeting, and shall be deemed to have waived such right with respect to any meeting at which he was present.

40. Quorum

(a) Three Directors then in office and entitled to vote at the meeting of the Board called for shall constitute a quorum thereat. No business shall be considered or determined at any meeting of the Board unless the requisite quorum is present when the meeting proceeds to business.

(b) If within half an hour from the time appointed for the meeting of the Board, a quorum is not present, the Board meeting shall stand adjourned to the same day in the next week, at the same time and place (or within a shorter period of at least three days if the Chairman of the Board shall determine in good faith that the urgency of the matter for which such meeting was convened can not sustain a week's delay). The requisite quorum at an adjourned meeting of the Board shall be those Directors who are present thereat. At an adjourned meeting of the Board the only business to be considered shall be those matters which might have been lawfully considered at the meeting of the Board originally called if a requisite quorum had been present.

41. Chairman of the Board of Directors The Board may from time to time elect one of its members to be the Chairman of the Board, remove such Chairman from office and appoint another in his place. The Chairman of the Board shall preside at every meeting of the Board, but if there is not such Chairman, or if he is not present or he is unwilling to take the chair at any meeting, the Directors present shall elect one of their number to be the chairman of such meeting. The Chairman shall have no additional or casting vote.

42. Validity of Acts of Directors Despite Defects All acts done bona fide at any meeting of the Board, or of a committee of the Board shall, notwithstanding that it may afterwards be discovered that there was a defect in the appointment or qualification of the participants thereat, or any of them, be as valid as if there was no such defect.

GENERAL MANAGER

43. General Manager

(a) The Board may, from time to time, appoint one or more persons, whether or not directors, as General Manager(s) of the Company or a similar title, either for a definite period or without any limitation of time, and may confer powers, authorities and rights and/or impose duties and obligations upon such person or persons and determine his or their salaries as the Board may deem fit, all subject to the provisions of the Companies Law.

(b) Notwithstanding the provisions of any agreement between the General Manager and the Company, the Company shall be vested with the power, exercisable by a resolution of the Board and subject to the provisions of the Companies Law, to remove the General Manager from his office or to revoke or alter his powers, authorities, rights, duties, obligations or salary.

MINUTES

44. Minutes

(a) The proceedings of each General Meeting, meeting of the Board and meeting of committee of the Board shall be recorded in the minutes of the Company. Such minutes shall set forth the names of the persons present at every such meeting and all resolutions adopted thereat and shall be signed by the chairman of that meeting.

(b) All minutes purporting to be executed and signed as aforesaid, shall constitute evidence that the meeting was duly convened and held and as recorded in the minutes, unless proven otherwise.

DIVIDENDS AND PROFITS

45. Declaration of Dividends

(a) The Board may from time to time declare interim or final dividend at a rate as the Board may deem fit considering the profits of the Company and as permitted by applicable law.

(b) Subject to any special or restricted rights conferred upon the holders of shares as to dividends, all dividends shall be declared and paid in accordance with the paid-up capital of the Company attributable to the shares in respect of which the dividends are declared and paid. The paid-up capital attributable to any share (whether issued at its nominal value, at a premium or at a discount), shall be the nominal value of such share; provided, however, that if the entire consideration for same share was not yet paid to the Company, the paid-up capital attributable thereto shall be such proportion of the nominal value as the amount paid to the Company with respect to the share bears to its full consideration.

(c) Notice of the declaration of dividends shall be delivered to all those entitled to such dividends.

46. Rights to Participate in the Distribution of Dividends

(a) Subject to special rights with respect to the Company's profits to be conferred upon any person pursuant to these Articles and further subject to the provisions of these Articles with respect to reserved funds and special funds, all the profits of the Company may be distributed among the shareholders entitled to participate in the distribution of dividends.

(b) Notwithstanding the foregoing, a share shall not attribute the right to participate in the distribution of dividends which were declared prior to the date of its actual issuance.

(c) The purchase by the Company of its own shares from any one or more shareholders shall not be considered as dividend, shall not entitle any other shareholders to have their shares purchased by the Company and shall not otherwise be subject to the provisions of these Articles relating to dividends.

47. Interest on Dividends The Company shall not be obliged to pay, and shall not pay interest on declared but unpaid dividends if the shareholders entitled to such dividends fails to collect same or to provide the Company the necessary information for the payment thereof, or if the Company is for any other reason unable to pay the dividend to such shareholder.

48. Payment of Dividends Subject to Article 49, a declared dividend may be paid by a check made to the order of the person entitled to receive such dividend (and if there are two or more persons entitled to the dividend in respect of the same share – to the order of any one of such persons) or to the order of such person as the person entitled thereto may direct in writing. Same check shall be sent to the address of the person entitled to the dividend, as notified to the Company.

49. Payment in Specie

(a) The Company may, at the decision of the Board, pay dividends, wholly or in part, by the distribution of specific assets of the Company and/or by the distribution of fully paid-up shares and/or debentures of the Company and/or of any other company, or in any combination of such manners.

(b) In order to give effect to any resolution in connection with distribution of dividends, or distribution of property, fully paid-up shares or debentures, the Board may resolve any difficulty that shall arise with distribution as it shall deem necessary, especially to issue certificates for fractional shares and to determine the value of certain property for purposes of distribution, and to decide that payment in cash shall be made to the shareholders on the basis of the value decided for that purpose.

50. Setting-Off Dividends The Company's obligation to pay dividends or any other amount in respect of shares, may be set-off by the Company against any amount then due and payable to the Company by the person entitled to receive the dividend. The provisions contained in this Article shall not prejudice any other right or remedy vested with the Company pursuant to the Articles or any applicable law.

51. Unclaimed Dividends

(a) Dividends unclaimed by the person entitled thereto within thirty (30) days after the date stipulated for their payment, may be invested or otherwise used by the Company for its own account, as it deems fit, until claimed; and the Company shall not be deemed a trustee in respect thereof.

(b) Dividends unclaimed within a period of two (2) years from the date stipulated for their payment, shall be forfeited and shall revert to the Company, unless otherwise directed by the Board.

52. Reserves and Funds

(a) The Board may, before declaring a distribution of dividends, determine to set aside out of the profits of the Company or out of an assets revaluation fund and carry to reserve or reserves such sums as it deems fit, and direct the designation, application and use of such sums. The Board may further determine that any such sums which it deems prudent not to distribute as dividends will not be set aside for reserve, but shall remain as such at the disposal of the Company.

(b) The Board may, from time to time, direct the revaluation of the assets of the Company, in whole or in part, and the creation of an assets revaluation fund out of the revaluation surplus, if any.

53. Capitalization of Profits

(a) Upon the recommendation of the Board, the Company may determine by an Ordinary Resolution at a General Meeting that it is desirous of capitalizing all or any part of the sums or assets allocated to the credit of any reserve fund or to the credit of the profit and loss account or being otherwise distributable as dividends (including sums or assets received as premiums on the issuance of shares or debentures), and direct accordingly that such sums or assets be released for distribution amongst the shareholders who would have been entitled thereto if distributed by way of dividends and in the same proportion; provided that same sums or assets be not paid in cash or in specie but be applied for the payment in full or in part of the unpaid consideration of the issued shares held by such shareholders and/or for the payment in full of the consideration (as shall be stipulated in said resolution) for shares or debentures of the Company to be issued to such shareholders subsequent to the date of said resolution, credited as fully paid up.

(b) In the event a resolution as aforesaid shall have been adopted, the Board shall make all adjustments and applications of the moneys or assets resolved to be capitalized thereby, and shall do all acts and things required to give effect thereto. The Board may authorize any person to enter into an agreement with the Company on behalf of all shareholders entitled to participate in such distribution, providing for the issuance to such shareholders of any shares or debentures, credited as fully paid, to which they may be entitled upon such capitalization or for the payment on behalf of such shareholders, by the application thereto of the proportionate part of the moneys or assets resolved to be capitalized, of the amounts or any part thereof remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding upon all such shareholders.

ACCOUNTS AND AUDIT

54. Accounts and Audit

(a) The Board shall cause books of accounts of the Company to be kept, and periodic financial reports of the Company to be prepared, as required by applicable law. The account books shall be kept in the Company's Registered Office or at such other place as the directors deem fit and they shall also be open for inspection by the directors.

(b) The Board shall determine from time to time, in any specific case or type of case, or generally, whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company, or any of them, shall be open for inspection by the shareholders, and no shareholder, not being a director, shall have any right of inspecting any account book or document of the Company except as conferred by law or authorized by the Board or by the Company in a general meeting.

(c) Once a year, and to the extent practicably possible, at the Annual General Meeting, the Board shall submit before the General Meeting annual audited financial reports of the Company, prepared as required by applicable law, for the end of such fiscal year and for the fiscal year then ended. Such financial reports shall be accompanied by a report from the Board with respect to the situation of the Company's business and the amount they declare as a dividend (if any).

55. Independent Accountant The appointment, authorities, rights and duties of the independent accountant of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the independent accountant the shareholders in a General Meeting may, by Ordinary Resolution, act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors to fix such remuneration subject to such criteria or standards as may be provided for in such Ordinary Resolution, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such independent accountant.

SUPPLEMENTARY REGISTERS

56. Authority to keep Supplementary Registers Subject to and in accordance with the provisions of the Companies Law and to all orders and regulations issued thereunder, the Company may cause supplementary registers to be kept in any place outside Israel as the Board may think fit, and, subject to all applicable requirements of law, the Board may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

STAMP AND SIGNATURES

57. The Company's Stamp

(a) The Company shall have an official stamp.

(b) The Company may keep an official stamp for documents made for foreign purposes, and may authorize, from time to time, a person appointed for this purpose to make use of such stamp.

58. The Company's Signature

(a) A document shall be deemed signed by the Company upon the fulfillment of all of the following:

(1) the Company's stamp was stamped thereon by a person or persons authorized therefor by the Board, or it bears the name of the Company in print or handwritten in capitalized letters;

(2) it bears the signature of one or more persons authorized therefor by the Board;

(3) the act of the person or persons authorized by the Board as aforesaid was within such person's or persons' authority and without deviation therefrom.

(b) An authorization of one or more persons by the Board to sign on a document on behalf of the Company shall be deemed to include the authority to stamp the Company's stamp thereon, unless otherwise provided by the Board

(c) An authorization by the Board as provided in Article 58(b) may be for a specific document or for a certain sort of documents or for all the Company's documents or for a definite period of time or for an unlimited period of time, and may be given to persons who are not directors, officers or employees of the Company, provided that any such authority may be terminated by the Board, at will.

(d) The provisions of this Article shall apply both to the Company's documents executed in Israel and the Company's documents executed abroad.

NOTICES

59.

(a) A notice to a shareholder may be served, as a general notice to all shareholders, by publication in one of the daily Hebrew newspapers of general circulation appearing in Israel and in one daily English language newspaper of general circulation as the Company will determine, and otherwise in such manner as may be required under applicable Legal Requirements, but in place of the publication of general notice as aforesaid, notice may be served in Company's web site or on filings on the web, and/or on each shareholder individually or by hand or by post to the registered address of such shareholders. The date of such publication in the newspaper shall be deemed to be the date of service on all the shareholders .A notice served on a shareholder not sent by post but left at the shareholder's address as appearing in the Register of Shareholders, shall be deemed duly served on the third day following the day when the envelope containing it was dispatched. A declaration in writing of person authorized therefore by the Company or an authorized person from the Company's designated transfer agent stating that a notice was mailed to a shareholder shall suffice as evidence of the same for the purposes of this Article.

(b) Subject to applicable Legal Requirements, where a given number of days' notice, or notice extending over any period, is required to be given, the day of service shall be counted in such number of days or other period.

(c) The registered address of any shareholder shall be the address of such shareholder as appearing in the Register of Shareholders, or otherwise as such shareholder shall designate by written notice to the Company.

(d) The address of the Company for the purpose of notice shall be its registered address or the address of its principal place of business.

EXCULPATION, INDEMNITY AND INSURANCE

60. Exculpation The Company may exculpate any "Office Holder" (as defined in the Companies Law) from his or her liability to the Company for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability.

61. Indemnification

(a) The Company may undertake with any Office Holder to indemnify such Office Holder, to the maximum extent permitted by law, against any liabilities he or she may incur in such capacity, provided that such undertaking is limited (a) with respect to categories of events that can be expected as determined by the Board of Directors when authorizing such undertaking, and (b) with respect to such amounts determined by the Board of Directors as reasonable in the circumstances.

(b) The Company may indemnify any past or present Office Holder, to the maximum extent permitted by law, with respect to any past occurrence, whether or not the Company is obligated under any agreement to indemnify such Office Holder in respect of such occurrence.

62. Insurance The Company may procure, and/or undertake to procure, insurance covering any past or present or future Office Holder against any liability which he or she may incur in such capacity, including insurance covering the Company for indemnifying such Office Holder, to the maximum extent permitted by law.

63. Limitations on Exculpations, Indemnity and Insurance Articles 60-62 above notwithstanding, the Company shall not procure insurance, indemnify or exculpate any Office Holder with respect to his/her liability in any events as to which the Company is prohibited under law to provide such insurance, indemnification or exculpation, as the case may be.

64. Indemnity and Insurance of Others In addition to the provisions of the proceeding Article 60-63, and subject to the provisions of the Companies Law and any other applicable laws, the Company may exculpate, indemnify, may undertake to indemnify, and may enter into an agreement for the insurance of the liability of, any other person or entity who is not an Office Holder.

WINDING UP

65. Distribution of Assets

(a) In the liquidation of the Company, the entire surplus of assets and funds of the Company legally available for distribution, if any, shall be distributed ratably to the holders of all shares of the Company (treating the Preferred Shares on an as converted basis), in each case in proportion to the nominal value of the shares then held by them; provided, however, that if the entire consideration for a share was not yet paid to the Company, the paid-up capital attributable thereto shall be such proportion of the nominal value as the amount paid to the Company with respect to the share bears to its full consideration.

(c) Whenever the distribution provided for in this Article 65 shall be payable in securities or property other than cash, the Board shall have the authority to make any determination necessary to resolve any difficulty arising in effecting such distribution, including determining the fair market value of such securities or other property, or the manner of distributing any property which can not be apportioned among the shareholders.

* * * *

FRUTAROM
FOUNDED 1933

December 29, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in the Company's shares

The Company reports that there was a change in the quantity of the Company's shares on December 28, 2004, as follows:

1. The General Meeting of the Company decided to increase the registered share equity by NIS 40,000,000 to NIS 100,000,000.

Date of change	Significance of change	Type + name of share changed	# on TASE	Quantity of change	Through TASE clearing house
December 28, 2004	Increase in share equity	Ordinary shares	1081082	40,000,000	No

2a. Company's share equity after change:

Name + type of share	# on TASE	Quantity of share in registered equity	Issued and paid equity	
			Quantity in last report	Current quantity
Ordinary share	1081082	100,000,000	47,076,357	47,076,357

2b. Other securities of the Company:

Security number	Security name	Quantity in last report	Current quantity
1090851	Non tradable options 04/05	150,000	150,000

There is no change in the issued and paid equity.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

December 29, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report on results of General Meeting to approve a transaction with a controlling interest and/or approve a private offering

1. Below are the results of the General Meeting held on December 28, 2004.

2. (i) Type of transaction: indemnification, exculpation and/or insurance

Summary of the proposed decision: To approve the purchase of directors and officers insurance for each of the members of the Board acting on behalf of the controlling interest in the Company, ICC Industries Inc. See Section 6.1 of the document appended to the Immediate Report of today on the results of the General Meeting.

The General Meeting decided to approve.

Quantity of shares participating in the vote:	31,666,319
Quantity of shares voting in favor:	30,309,916
Quantity of shares voting against:	1,007,601
% of opposing votes out of total voting shares (without abstentions):	3.22%
% of votes in favor who do not have a personal interest in the transaction out of total voting shares (without abstentions):	85.06%
% of votes opposed who do not have a personal interest in the transaction out of total voting shares (without abstentions):	2.14%

(ii) Type of transaction: indemnification, exculpation and/or insurance

Summary of the proposed decision: To approve the Company's entering into an indemnification agreement with each of the members of the Board acting on behalf of the controlling interest in the Company, ICC Industries Inc. See Section 6.2 of the document appended to the Immediate Report of today on the results of the General Meeting.

The General Meeting decided to approve.

Quantity of shares participating in the vote:	36,266,404
Quantity of shares voting in favor:	34,823,731
Quantity of shares voting against:	1,018,371
% of opposing votes out of total voting shares (without abstentions):	2.84%

% of votes in favor who do not have a personal interest in the transaction out of total voting shares (without abstentions):	90.96%
% of votes opposed who do not have a personal interest in the transaction out of total voting shares (without abstentions):	2.16%

(iii)Type of transaction: indemnification, exculpation and/or insurance
Summary of the proposed decision: To approve the Company's entering into an exculpation agreement with each of the members of the Board acting on behalf of the controlling interest in the Company, ICC Industries Inc. See Section 6.3 of the document appended to the Immediate Report of today on the results of the General Meeting.

The General Meeting decided not to approve.

Quantity of shares participating in the vote:	35,795,921
Quantity of shares voting in favor:	27,778,402
Quantity of shares voting against:	7,593,217
% of opposing votes out of total voting shares (without abstentions):	21.47%
% of votes in favor who do not have a personal interest in the transaction out of total voting shares (without abstentions):	29.69%
% of votes opposed who do not have a personal interest in the transaction out of total voting shares (without abstentions):	16.13%

3. Decisions of the General Meeting regarding other items on the agenda: See the document appended to the Immediate Report of today on the results of the General Meeting.

4. This report is submitted further to the report/s detailed below:

   December 3, 2004 (original), December 2, 2004 (original), December 21, 2004 (amending) and December 21, 2004 (amending).

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM

FOUNDED 1933

December 29, 2004

Securities Exchange Commission
www.isa.gov.il

Tel Aviv Stock Exchange
www.tase.co.il

Dear Madam / Sir,

Re: Immediate report on results of general meeting

The decisions taken at the general meeting held on December 28, 2004 are attached.

Sincerely yours,

Eyal Shohat

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD. ("THE COMPANY")
Immediate Report on the Results of the Annual General Meeting
to Approve A Transaction between the Company and a Controlling Party
In accordance with the Regulation 13 of the Securities Regulations (transactions between a company and a controlling interest) - 2001

At the General Meeting of the Company held on December 28, 2004, the following decisions were made:

1. **Increasing the Authorized Share Capital**

It was decided to increase the authorized share capital of the Company to NIS 100,000,000 in such a way that, following the increase, the share capital of the Company will be comprised of 100,000,000 ordinary shares par value NIS 1.00 each, and to amend the relevant sections in the Company's Articles of Association and Memorandum of Incorporation accordingly.

Quantity of shares participating in the vote:	33,787,986
Quantity of shares voting in favor:	32,856,617
Quantity of shares voting against:	641,542
% of opposing votes out of total voting shares (without abstentions):	1.92%
% of votes in favor out of total voting shares (without abstentions):	98.08%

2. **Amending the Majority Required to Effect Changes in the Company's Memorandum**

It was decided to change the majority required to amend the Memorandum of Incorporation of the Company such that any future amendment to the Memorandum will be adopted by a simple majority of the general meeting of the Company.

Quantity of shares participating in the vote:	35,402,645
Quantity of shares voting in favor:	26,541,659
Quantity of shares voting against:	8,163,456
% of opposing votes out of total voting shares (without abstentions):	34.52%
% of votes in favor out of total voting shares (without abstentions):	76.48%

3. **Replacing the Articles of Association with new Articles of Association**

It was decided to replace the existing Articles of Association of the Company and adopt in their place the proposed Articles of Association attached hereto ("the proposed Articles of Association"), whose provisions are in accordance with the provisions of the Israeli Companies Law – 1999 ("Companies Law").

Quantity of shares participating in the vote:	35,778,827
Quantity of shares voting in favor:	28,917,384
Quantity of shares voting against:	6,449,479
% of opposing votes out of total voting shares (without abstentions):	18.24%
% of votes in favor out of total voting shares (without abstentions):	81.76%

4. Approving the Procurement of Directors and Officers Insurance for directors and officers who do not serve on behalf of the controlling shareholder

4.1 It was decided that the Company will be entitled from time to time and subject to any applicable law, to insure its officers and directors who do not serve on behalf of the controlling shareholder, ICC Industries Inc., in whole or in part, against any liability he/she may incur in their capacity as an officer for any action taken in such capacity as an officer in any of the following:

4.1.1 Breach of duty of care towards the Company or any other person.

4.1.2 Breach of fiduciary care towards the Company, provided that the officer acted in good faith and had a reasonable basis for assuming that the action would not harm the Company's good.

4.1.3 Monetary liability incurred in favor of another person.

During the Meeting it was decided to amend the proposed decision of Section 4.2 and to adopt the following:

4.2 It was decided to approve a "framework transaction" as defined in the Companies Regulation (mitigation in transactions with interested parties) – 2000, in all matters relating to the Company's entering into, during the normal course of business, an insurance policy for the responsibility of the directors and officers of the Company and of its subsidiaries and affiliates (who do not serve on behalf of ICC Industries Inc., as may be from time to time (hereinafter: "future insurance policies"), on the conditions detailed below:

I. If the Company's shares are registered for trade on a stock exchange in the State of Israel alone:

4.2.1 The annual coverage under the future insurance policy will not exceed the amount of US$ 15 million per case and in total for the annual insurance period. If there are claims against the directors and officers of the Company and of a number of its subsidiaries in amounts exceeding the coverage limitation, the insurance compensation that will be received from the insurance company will be divided between the various companies for their directors and officers proportional to their participation in the cost of the annual premium.

4.2.2 The annual premium for the future insurance policy whose coverage limitation is US$ 15 million will not exceed US$ 75,000.

4.2.3 If a future insurance policy should be purchased with coverage limitation that is different from the abovementioned in Section 4.2.2 (but not more than US$ 15 million in any case), the annual premium to be paid for the future insurance policy will increase or decrease, considering the other conditions in this section, at the same rate in which the coverage limitation increases or decreases.

4.2.4 Any new purchase of a future insurance policy will be made from an approved insurer with an insurance policy on similar insurance terms and, as required, with additional conditions as may be accepted and adapted to the Company's needs at the time the insurance is extended and/or renewed, and on condition that the purchase of a future insurance policy is approved by the Audit Committee and Board of Directors of the Company, which will confirm that the policy meets the

framework transaction conditions detailed above and all the required reports are submitted in accordance with the law.

4.2.5 If the policy should grant group coverage as stated above, the cost of the annual premium for the policy will be divided proportionally among the various companies, based on a decision of the management of the Company and taking into consideration the advice of the insurance advisor of the Company.

II. If the Company's shares are registered for trade on a foreign stock exchange outside of the State of Israel:

4.2.6 The annual coverage under the future insurance policy will not exceed the amount of US$ 30 million per case and in total for the annual insurance period. If there are claims against the directors and officers of the Company and of a number of its subsidiaries in amounts exceeding the coverage limitation, the insurance compensation that will be received from the insurance company will be divided between the various companies for their directors and officers proportional to their participation in the cost of the annual premium.

4.2.7 The annual premium for the future insurance policy whose coverage limitation is US$ 30 million will not exceed US$ 200,000.

4.2.8 If a future insurance policy should be purchased with coverage limitation that is different from the abovementioned in Section 4.2.7 above (but not more than US$ 30 million in any case), the annual premium to be paid for the future insurance policy will increase or decrease, considering the other conditions in this section, at the same rate in which the coverage limitation increases or decreases.

4.2.9 Any new purchase of a future insurance policy will be made from an approved insurer with an insurance policy on similar insurance terms and, as required, with additional conditions as may be accepted and adapted to the Company's needs at the time the insurance is extended and/or renewed, and on condition that the purchase of a future insurance policy is approved by the Audit Committee and Board of Directors of the Company, which will confirm that the policy meets the framework transaction conditions detailed above and all the required reports are submitted in accordance with the law.

4.2.10If the policy should grant group coverage as stated above, the cost of the annual premium for the policy will be divided proportionally among the various companies, based on a decision of the management of the Company and taking into consideration the advice of the insurance advisor of the Company.

The framework transaction will be in effect for a period of 10 years until December 31, 2014.

5. Approving the provision regarding an indemnification and exculpation agreement with each of its directors and officers who do not serve on behalf of the controlling shareholder, ICC Industries Inc.

5.1 It was agreed to approve the Company entering into an indemnification agreement with each of its directors and/or officers who do not serve on behalf of the controlling shareholder, ICC Industries Inc. In accordance with the instructions of the proposed Articles of Association and the Companies Law, the Company will be entitled to enter into indemnification agreements with any of these directors and officers, within the framework of which the officer will receive, subject to applicable law, full or partial

indemnification against any liability or expenditure as he/she may incur in such capacity and as further detailed below:

5.1.1 Monetary liability imposed in favor of another person by a decision of the court, including a decision in mitigation or arbitration procedures approved by the court.
5.1.2 Reasonable litigation costs, including legal fees which the officer incurred or was ordered by the court to pay in a procedure submitted against him by the Company or in its name by another person.
5.1.3 A criminal indictment of which the officer was acquitted or a criminal indictment in which the officer was found liable of an offense that does not require criminal intent.

The indemnification will be limited to events that, in the opinion of the Board, can be foreseen and to amounts that are reasonable in the Board of Directors opinion. The amount of the indemnification paid to the directors and officers under the indemnification and exculpation agreement in each case will not exceed an accumulated amount equal to 25% of the Company's self equity at the time the indemnification is actually given to the officer, as appears in the Company's last financial reports (reviewed or audited). The full list of events, indemnification and exculpation terms and the amounts of indemnification are as set forth in the indemnification agreement.

5.2 It was agreed to approve, in accordance with the provisions of the proposed Articles of Association, the provisions of the Companies Law and under the indemnification agreement and as stated therein, the Company's right to exculpate a director or officer who does not serve on behalf of the controlling shareholder, ICC Industries Inc., before and after the occurrence giving rise to his liability, wholly or partially, for damage suffered by the Company due to the officer's breaching his duty of care towards the Company.

6. Approving the purchase of an insurance policy for directors and officers, and approval of the Company's entering into an exculpation and indemnification arrangement for each of the members of the Board of Directors who act on behalf the controlling shareholder in the Company

6.1 It was decided to approve the purchase of an insurance policy for the directors and officers in accordance with the terms set forth in Sections 4.1 and 4.2 above, for each of the Board members who act on behalf of ICC Industries Inc., the controlling shareholder in the Company.

Quantity of shares participating in the vote:	31,666,319
Quantity of shares voting in favor:	30,309,916
Quantity of shares voting against:	1,007,601
% of opposing votes out of total voting shares (without abstentions):	3.22%
% of votes in favor who do not have a personal interest in the transaction out of total voting shares (without abstentions):	85.06%
% of votes opposed who do not have a personal interest in the transaction out of total voting shares (without abstentions):	2.14%

6.2 It was decided to approve the Company's entering into an indemnification arrangement under the conditions set forth in Section 5 above, with each of its Board members who act on behalf of ICC Industries Inc., the controlling shareholder in the Company.

Quantity of shares participating in the vote:	36,266,404
Quantity of shares voting in favor:	34,823,731
Quantity of shares voting against:	1,018,371
% of opposing votes out of total voting shares (without abstentions):	2.84%
% of votes in favor who do not have a personal interest in the transaction out of total voting shares (without abstentions):	90.96%
% of votes opposed who do not have a personal interest in the transaction out of total voting shares (without abstentions):	2.16%

6.3 **It was decided not to approve** the Company entering into exculpation agreements, under the conditions set forth in Section 5 above, with each of the Board members who act on behalf of ICC Industries Inc., the controlling shareholder in the Company.

Quantity of shares participating in the vote:	35,795,921
Quantity of shares voting in favor:	27,778,402
Quantity of shares voting against:	7,593,217
% of opposing votes out of total voting shares (without abstentions):	21.47%
% of votes in favor who do not have a personal interest in the transaction out of total voting shares (without abstentions):	29.69%
% of votes opposed who do not have a personal interest in the transaction out of total voting shares (without abstentions):	16.13%

With the regard to the directors in the Company acting on behalf of the controlling shareholder, ICC Industries Inc., they will be removed from the relevant sections of the indemnification and exculpation agreement attached to this report as Appendix A.

7. Appointment of directors to the Board of Directors of the Company

It was decided to appoint Dr. John Farber, Mr. John Oram, Mrs. Maya Farber, Mr. Ori Yehudai and Mr. Hans Abderhalden as the members of the Board of the Company until the end of the Annual General Meeting of the Company for 2005:

8. Appointment of auditors of the Company and authorization of the Board of Directors of the Company to determine their fees

It was decided to appoint Kesselman & Kesselman, members of PricewaterhouseCoopers, as the Company's auditors until the end of the next Annual General Meeting of the Company for 2005, and authorize the Board of Directors of the Company to determine their fees.

9. Approving the remuneration to be paid to members of the board of directors of the Company

It was decided to pay all the directors of the Company the maximum amount permitted under the Companies Regulations (Rules for Remuneration and Expenses of External Directors) – 2001, which today stands at level D.

10. Approval of the compensation terms of Mr. Ori Yehudai, President and CEO

It was decided to approve the terms of employment of Mr. Yehudai as approved by the Audit Committee and Board of Directors of the Company, as follows:

10.1 Increase the monthly wages of Mr. Yehudai to NIS 100,000 per month, effective April 1, 2004.

10.2 Grant Mr. Yehudai a bonus for the Company's performance in 2003 in the amount of NIS 1,200,000.

11. Appointment of Messrs. Gil Leidner and Uzi Netanel, the external directors of the Company, to a second term as external directors

It was decided to appoint Mr. Gil Leidner and Mr. Uzi Netanel, the external directors of the Company, as external directors in the Company until November 30, 2007.

Quantity of shares participating in the vote:	26,458,617
Quantity of shares voting in favor:	25,784,117
Quantity of shares voting against:	674,500
% of opposing votes out of total voting shares (without abstentions):	2.55%
% of votes in favor who do not have a personal interest in the transaction out of total voting shares (without abstentions):	64.26%
% of votes opposed who do not have a personal interest in the transaction out of total voting shares (without abstentions):	1.43%

FORM OF INDEMNIFICATION AGREEMENT

This Indemnification Agreement ("Agreement") is effective as of the __ day of ______, 200_ by and between [Frutarom] _________., a company incorporated under the laws of the State of Israel, with it principal offices at __________________ (the "Company"), and _______________ (the "Indemnitee"), residing at the address set forth beneath Indemnitee's signature to this Agreement.

WHEREAS, the Company and Indemnitee recognize the difficulty in obtaining full and adequate liability insurance for directors, officers, employees, agents and fiduciaries, the significant increases in the cost of such insurance and the general reductions in the coverage of such insurance;

WHEREAS, the Company and Indemnitee further recognize the substantial increase in corporate litigation in general, subjecting directors, officers, employees, agents and fiduciaries to expensive litigation risks at the same time as the costs of liability insurance have substantially increased and the availability and coverage of such insurance have severely limited, including, but not limited to, limitation under the provisions of the Companies Law, 5759-1999 and any other applicable law (the "Law");

WHEREAS, the Company desires to attract and retain the services of highly qualified individuals, such as Indemnitee, to serve the Company and, in part, in order to induce Indemnitee to continue to provide services to the Company, wishes to provide for the indemnification and advancement of expense to Indemnitee, to exculpate Indemnitee from liability to the Company, and agree to procure and maintain in the minimum amounts set forth herein reasonable insurance coverage, all of the foregoing to the maximum extent permitted by law; and

WHEREAS, in view of the considerations set forth above, the Company desires that Indemnitee shall be indemnified and exculpated by the Company, and enjoy appropriate insurance coverage, all as set forth herein.

NOW, THEREFORE, the Company and Indemnitee hereby agree as follows:

1. INDEMNIFICATION.

a. INDEMNIFICATION OF EXPENSES. The Company shall indemnify Indemnitee to the fullest extent permitted by law and subject to the limitations set forth in paragraph 1(b) if Indemnitee was or is or becomes a party to any pending or completed action, suit or proceeding whether civil, criminal (unless convicted of committing an offense which requires proof of criminal thought), arbitration or other dispute resolution process (hereinafter a "Claim") by reason of (or arising in part out of) any Indemnifiable Event (as defined below) against any and all reasonably expenses (including attorneys' fees and all other costs, expenses and obligations reasonably incurred in connection with investigating,

defending, being a witness or in participating in (including on appeal)), judgements and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) of such Claim and any taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement (collectively, hereinafter "Expenses"), including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses, provided that in respect of any specific Indemnifiable Event, the Expenses for which Indemnitee may be indemnified hereunder will not exceed, individually or in the aggregate, the Limit Amount (as defined below) applicable to such Indemnifiable Event. Such payments of Expenses shall be made by the Company as soon as practicable but in any event no later than thirty (30) days after written demand by Indemnitee therefor is presented to the Company.

b. INDEMNIFIABLE EVENT; LIMIT AMOUNTS. For the purpose of this section, an Indemnifiable Event shall mean any event or occurrence falling all or in part within any one or more of the categories set forth in Exhibit A to this Agreement and related to the fact that Indemnitee is or was a director or officer of the Company, or any subsidiary of the Company (regardless of whether it was a subsidiary of the Company at the time of the event giving rise to Claim), or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of Indemnitee while serving in such capacity. The Limit Amount with respect to each such category of events described in Exhibit A is specified following its description. Each such Limit Amount shall be subject to reasonably continuing review and consideration by the Company, and may be increased, but never decreased, if the Board of Directors, with the prior approval of the Audit Committee of the Company, determines that such Limit Amount is less then the Expenses which can be reasonably expected to be incurred by Indemnitee in connection with the corresponding Indemnifiable Event. The Indemnification provided herein shall not be subject to the foregoing limitations, if and to the extent such limits are no longer required by the Law.

c. REVIEWING PARTY. Notwithstanding the foregoing: (i) the obligations of the Company under Section 1(a) shall be subject to the condition that the Reviewing Party (as described in Section 9(e) hereof) shall not have reasonably determined (with reference to a written opinion of the Independent Legal Counsel referred to in Section 1(d) hereof) that Indemnitee would not be permitted to be indemnified under applicable law,

particularly Companies Law 5759-1999 or any amendment or modification thereof, and (ii) the obligation of the Company to make an advance payment of Expenses to Indemnitee pursuant to Section 2(a) (an "Expense Advance") shall be subject to the condition that, if, when and to the extent that the Reviewing Party determines that Indemnitee should not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid; provided, however, that if Indemnitee has commenced or thereafter commences legal proceedings to secure a determination that Indemnitee should be indemnified under applicable law, any determination made by the Reviewing Party that Indemnitee would not be permitted to be indemnified under applicable law shall not be binding and Indemnitee shall not be required to reimburse the Company for any Expense Advance until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed). Indemnitee's obligation to reimburse the Company for any Expense Advance shall be unsecured and no interest shall be charged thereon.. If there has been no determination by the Reviewing Party or if the Reviewing Party determines that Indemnitee substantively would not be permitted to be indemnified in whole or in part under applicable law, Indemnitee shall have the right to commence litigation seeking an initial determination by the court or challenging any such determination by the Reviewing Party or any aspect thereof, including the legal or factual basis therefor, and the Company hereby consents to service of process and to appear in any such proceeding. Any determination by the Reviewing Party otherwise shall be conclusive and binding on the Company and Indemnitee.

2. EXPENSES; INDEMNIFICATION PROCEDURE.

a. ADVANCEMENT OF EXPENSES. The Company shall advance all Expenses incurred by Indemnitee. The advances to be made hereunder shall be paid by the Company to Indemnitee as soon as practicable, but in any event no later than thirty (30) days after written demand by Indemnitee therefor to the Company.

b. NOTICE; COOPERATION BY INDEMNITEE. Indemnitee shall, as a condition precedent to Indemnitee's right to be indemnified under this Agreement, give the Company notice in writing as soon as practicable of any Claim made against Indemnitee for which Indemnification will or could be sought under this Agreement, provided, however, that any failure to provide such notice shall not affect Indemnitee's rights to indemnification hereunder unless and to the extent such failure

to provide notice materially and adversely prejudices the Company's right to defend against such action. Notice to the Company shall be directed to the Chief Executive Officer of the Company at the address shown on the signature page of this Agreement (or such other address as the Company shall designate in writing to Indemnitee), or if the Indemnitee is then the Chief Executive Officer of the Company, such notice shall be directed to the Chairman of the Company's Board of Directors, at the same address. In addition, Indemnitee shall give the Company such information and cooperation as it may reasonably require and as shall be within Indemnitee's power.

c. NO PRESUMPTIONS; BURDEN OF PROOF. For purposes of this Agreement, the termination of any Claim by judgement, order, settlement (whether with or without court approval) or conviction, or upon a plea of guilty, by itself, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law. In addition, neither the failure of the Reviewing Party to have made a determination as to whether Indemnitee has met any particular standard of conduct or had any particular belief, nor an actual determination by the Reviewing Party that Indemnitee has not met such standard of conduct or did not have such belief, prior to the commencement of legal proceedings by Indemnitee to secure a judicial determination that Indemnitee should be indemnified under applicable law, shall be a defense against Indemnitee's claim or create a presumption that Indemnitee has not met any particular standard of conduct or did not have any particular belief. In connection with any determination by the Reviewing Party or otherwise as to whether the Indemnitee is entitled to be indemnified hereunder, the burden of proof shall be on the Company to establish that Indemnitee is not so entitled.

d. NOTICE TO INSURERS. If, at the time of the receipt by the Company of a notice of a claim pursuant to Section 2(b) hereof, the Company has liability insurance in effect which may cover such Claim, the Company shall give prompt notice of the commencement of such Claim to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies.

e. SELECTION OF COUNSEL. In the event the Company shall be obligated hereunder to pay the Expenses of any Claim, and the Company shall have confirmed to Indemnitee in writing

such obligation and that the maximum amount of Expenses that Indemnitee may incur in connection with the Claim in question will not exceed the Limit Amount in respect of such Claim, the Company shall be entitled to assume the defense of such Claim with counsel approved by Indemnitee, which approval shall not be unreasonably withheld, upon the delivery to Indemnitee of written notice of its election to do so. After delivery of such written confirmation and such notice, approval of such counsel by Indemnitee and the retention of such counsel by the Company, the Company will not be liable to Indemnitee under this Agreement for any fees of counsel subsequently incurred by Indemnitee with respect to the same Claim; provided, that: (i) Indemnitee shall have the right to employ Indemnitee's counsel in any such Claim at Indemnitee's expense, and (ii) if (A) the employment of counsel by Indemnitee has been previously authorized by the Company, (B) Indemnitee shall have reasonably concluded that a potential conflict of interest between the Company and Indemnitee may arise in the conduct of any such defense, or (C) the Company shall not continue to retain such counsel to defend such Claim, then the fees and expenses of Indemnitee counsel shall be at the expense of the Company. The Company shall have the right to conduct such defense as it sees fit in its sole discretion, including the right to settle any claim against Indemnitee without the consent of the Indemnitee provided, the amount of such settlement does not exceed the Limit Amount and any such settlement includes (i) a complete release discharge of indemnity, and (ii) does not contain any admittance of wrong doing by Indemnitee, and (iii) is monetary only.

3. ADDITIONAL INDEMNIFICATION RIGHTS; NONEXCLUSIVITY.

a. SCOPE. In the event of any change after the date of this agreement of any applicable law, statute or rule which expands the right of a corporation of the Company's state of incorporation to indemnify a member of its board of directors or an officer, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits afforded by such change. In the event of any change in any applicable law, statute or rule which narrows the right of a corporation of the Company's country or state of incorporation to indemnify a member of its board of directors or an officer, employee, agent or fiduciary, such change, to the extent not otherwise required by such law, statute or rule to be applied to this Agreement, shall have no effect on this Agreement or the parties' rights and obligations hereunder except as set forth in Section 8(a) hereof.

b. NONEXCLUSIVITY. The indemnification provided by this Agreement shall be in addition to any rights to which Indemnitee may be entitled under the Company's Memorandum and Articles of Association, as may from time to time be amended or replaced, any agreement, any vote of shareholders or disinterested directors, the laws of the Company's state of incorporation, or otherwise, including, without limitation, the right of the Company to resolve to further indemnify any of the Indemnitees beyond the amounts prescribed for indemnification under this Agreement on an "ex-post" basis or otherwise all in accordance with the applicable laws, or any rights of the Indemnitee to seek indemnification from the Company under any applicable law beyond amounts which the Company has agreed or will agree to indemnify directors or officers. The indemnification provided under this Agreement shall continue as to Indemnitee for any action Indemnitee took or did not take while serving in an indemnified capacity even though Indemnitee may have ceased to serve in such capacity.

4. NO DUPLICATION OF PAYMENTS. The Company shall not be liable under this Agreement to make any payment in connection with any Claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment (under any insurance policy, the Articles or Memorandum of Association or otherwise) of the amounts otherwise Indemnifiable hereunder, except for the difference, if any, between the amounts received by the Indemnitee as aforesaid and the total Expenses incurred by Indemnitee in connection with such Claim. For the removal of any doubt, any amount received from D&O Insurance (as defined below) shall not count against any Limit Amount hereunder.

5. PARTIAL INDEMNIFICATION. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of Expenses incurred in connection with any Claim, but not, however, for all of the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses to which Indemnitee is entitled herein.

6. LIABILITY INSURANCE. As long as the Indemnitee continues to serve as a director or officer of the Company and thereafter as long as the Indemnitee may be subject to any possible proceedings, the Company shall procure and maintain directors' and officers' liability insurance on a "claims-made" basis to the fullest extent permitted by law ("D&O Insurance"), in such amount (per claim and per period) as the Company shall deem appropriate and in accordance to the provisions of the Law; provided, that, (i) the Company shall have no obligation to obtain or maintain D&O Insurance if the Company determines in good faith that such insurance is not reasonably available, the premium costs for such insurance are disproportionate to the amount of coverage provided, the coverage provided by such insurance is so limited by

exclusions that it provides an insufficient benefit, or the Indemnitee is covered by similar insurance maintained by a subsidiary of the Company and (ii) in the event that the Company shall obtain D&O Insurance on an "occurrence" basis (rather than on "claims-made" basis) it will simultaneously procure and will maintain adequate "run-off" coverage to insure any possible past claims until the survival of the statute of limitations of any such potential claims; provided, however, that the Company shall not terminate any existing insurance coverage without notifying the Indemnitee of its intention to do so at least ninety (90) days prior to the effective date of such termination (for this purpose the non-renewal of such coverage shall be deemed as termination thereof and the effective date of such termination shall then be the expiration date of the existing coverage).

7. EXCULPATION. To the maximum extent permitted by law, the Company hereby exculpates and releases Indemnitee from any and all liability to the Company related to any past, present and future breach by Indemnitee of his or her duty of care to the Company.

8. EXCEPTIONS. Any other provision herein to the contrary notwithstanding, the Company shall not be obligated pursuant to the terms of this Agreement:

   a. EXCLUDED ACTS AND OMISSIONS. To indemnify, insure or exculpate Indemnitee from or against any liability arising out of (i) Indemnitee's breach of fiduciary duty to the Company, unless Indemnitee has acted or omitted to act in good faith and had reasonable ground to believe such action will not harm the Company's interests, (ii) intentional or reckless breach by Indemnitee of his or her duty of care to the Company, or (iii) an action taken with the intention to unduly profit therefrom and (iv) any fine or penalty payment to propitiate an offense.

   b. CLAIMS INITIATED BY INDEMNITEE. To indemnify or advance expenses to Indemnitee with respect to Claims initiated or brought voluntarily by Indemnitee and not by way of defense, except: (i) with respect to proceedings brought to establish or enforce a right to indemnification under this Agreement or any other agreement, or insurance policy or under the Company's Memorandum or Articles of Association now or hereafter in effect relating to Claims for Indemnifiable Events, (ii) in specific cases if the Board of Directors has approved the initiation or bringing of such suit, or (iii) as otherwise required under the laws of the Company's state of incorporation, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, advance expense payment or insurance recovery, as the case may be; or

c. CLAIMS UNDER SECTION 16(B). To indemnify Indemnitee for expenses and the payment of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any similar applicable law of any jurisdiction.

9. CONSTRUCTION OF CERTAIN PHRASES.

a. For purposes of this Agreement, references to the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors and officers, so that if Indemnitee is or was serving at the request of such constituent corporation as a director or officer, of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, Indemnitee shall stand in the same position under the provisions of this Agreement with respect to the resulting or surviving corporation as Indemnitee would have with respect to such constituent corporation if its separate existence had continued.

b. For purposes of this Agreement, references to "other enterprises" shall include employee benefit plans; and references to "serving at the request of the Company" shall include any service as a director or officer of the Company which imposes duties on, or involves services by, such director or officer an employee benefit plan, its participants or its beneficiaries; and if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan, Indemnitee shall be deemed to have acted in "good faith" and in the best interests of the Company as referred to in this Agreement.

c. For purposes of this Agreement, "Independent Legal Counsel" shall mean an attorney or firm of attorneys, mutually selected by the Board and by the Indemnitee, who shall not have otherwise performed services for the company or Indemnitee within the last three years (other than with respect to matters concerning the rights of Indemnitee under this Agreement, or of other Indemnitees under similar indemnity agreements).

d. For purposes of this Agreement, a "Reviewing Party" shall mean any appropriate person or body consisting of a member or members of the Company's Board of Directors or any other person or body appointed by the Board of Directors who is not party to the particular Claim for which Indemnitee is seeking

indemnification, or, if so required by the Indemnitee ,the Independent Legal Counsel.

10. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall constitute an original.

11. BINDING EFFECT; SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company, spouses, heirs, and personal and legal representative. The Company shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all, substantially all, or a substantial part, of the business and/or assets of the Company, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. This Agreement shall continue in effect with respect to Claims relating to Indemnifiable Events regardless of whether Indemnitee continues to serve as a director or officer of the Company or any other enterprise at the Company's request.

12. ATTORNEY'S FEES. In the event that any action is instituted by Indemnitee under this Agreement or under any liability insurance policies maintained by the Company to enforce or interpret any of the terms hereof or thereof, Indemnitee shall be entitled to be paid all reasonable expenses incurred by Indemnitee with respect to such action, regardless of whether Indemnitee is ultimately successful in such action, and shall be entitled to the advancement of Expenses with respect to such action, unless as a part of such action, a court of competent jurisdiction over such action determines that each of the material assertions made by Indemnitee as a basis for such action were not made in good faith or were frivolous. In the event of an action instituted by or in the name of the Company under this Agreement to enforce or interpret any of the terms of this Agreement, Indemnitee shall be entitled to be paid all Expenses incurred by Indemnitee in defense of such action (including costs and expenses incurred with respect to Indemnitee's counterclaims and cross-claims made in such action), and shall be entitled to the advancement of Expenses with respect to such action, unless, as a part of such action, the court having jurisdiction over such action determines that each of Indemnitee's material defenses to such action were made in bad faith or were frivolous.

13. NOTICE. All notices and other communications required or permitted hereunder shall be in writing, shall be effective when given and shall in any event be deemed to be given: (a) five (5) business days after deposit with the applicable postal service, if delivered by first class mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one business day after the business day of deposit with overnight courier,

freight prepaid, or (d) one day after the business day of delivery by facsimile transmission, if delivered by facsimile transmission, with copy by first class mail, postage prepaid, and shall be addressed if to Indemnitee, at the Indemnitee's address as set forth beneath Indemnitee's signature to this Agreement and if to the Company at the address of its principal corporate offices or at such other address as such party may designate by ten days' advance written notice to the other party hereto.

14. CONSENT TO JURISDICTION. The Company and Indemnitee each hereby irrevocably consent to the jurisdiction of the courts of the State of Israel for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement and agree that any action instituted under this Agreement shall be commenced, prosecuted and continued only in the competent Courts of the Tel-Aviv District, which shall be the exclusive and only proper forum for adjudicating such a claim.

15. SEVERABILITY. The provisions of this Agreement shall be severable in the event that any of the provision hereof (including any provision within a single section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable, to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including, without limitations, each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

16. CHOICE OF LAW. This Agreement shall be governed by and its provisions construed and enforced in accordance with the laws of the State of Israel, as applied to contracts between Israeli residents, entered into and to be performed entirely within the State of Israel, without regard to the conflict of laws principles thereof or of any other jurisdiction.

17. SUBROGATION. In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable the Company effectively to bring suit to enforce such rights.

18. AMENDMENT AND TERMINATION. No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing signed by both the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

19. INTEGRATION AND ENTIRE AGREEMENT. This Agreement sets forth the entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the parties hereto.

20. NO CONSTRUCTION AS EMPLOYMENT AGREEMENT. Nothing contained in this Agreement shall be construed as giving Indemnitee any right to be retained in the employ or otherwise in the service of the Company or any of its subsidiaries.

IN WITNESS WHEREOF, the parties hereto have executed this Indemnification Agreement as of the date first above written.

[Frutarom]_____.

By: ____________________
Name
Title

Address:

___

___

AGREED TO AND ACCEPTED AS OF

THE DATE FIRST WRITTEN ABOVE:

____

[Name of Indemnitee]

Address: ________________

____

____

Telecopier No. ____________

ANNEX A

INDEMNIFIABLE EVENTS AND LIMIT AMOUNTS

Indemnifiable Event	Limitation Amount (In US$ Million)
1. Any claim or demand made by suppliers, contractors or other third parties transacting any form of business with the Company, its subsidiaries or affiliates, in the ordinary course of their respective businesses, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise;	10
2. Any claim or demand made in connection with any transaction not in the ordinary course of business of either the Company, its subsidiaries or affiliates or the party making such claim, including the sale, lease or purchase of any assets or business;	40
3. Any claim or demand made by employees, consultants, agents or other individuals or entities employed by or providing professional services to the Company relating to compensation owed to them or damages or liabilities suffered by them in connection with such employment or service;	45
4. Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or inaccurate disclosure of information to shareholders, prospective shareholders, or third parties related to the purchasing, holding or disposition of securities of the Company or any other investment activity involving or affected by such securities, including without limitation, (i) any of the foregoing in relation to the Company's initial public offering of its shares and (ii) any of the foregoing in relation to any future equity or debt (or both) offerings by the Company including the Company's offering on the London Stock Exchange (or any other foreign stock exchange), including, without limitation, any claims or demands made by any of the Company's underwriters or any related advisors to such underwriters in connection with such offerings or any agreements related to such offerings or the underwritings of such offerings;	45

Indemnifiable Event	Limitation Amount (In US$ Million)
5. Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party's intellectual property rights by the Company, its subsidiaries or affiliates;	30
6. Any claim or demand made by any lenders or other creditors or for moneys borrowed by, or other indebtedness of, the Company, its subsidiaries or affiliates;	20
7. Any claim or demand made by any third party suffering any personal injury or damage to business or personal property through any act or omission attributed to the Company, its subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf;	45
8. Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, county, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.	40
9. Any claim or demand made by purchasers, holders, lessors or other users of products of the Company, or individuals treated with such products, for damages, losses or personal injuries related to such use or treatment;	45
10. Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, directives, claims, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution, indemnification, cost recovery, compensation or	45

Indemnifiable Event	Limitation Amount (In US$ Million)
injunctive relief) arising out of, based on or related to (x) the presence of, release, spill, emission, leaking, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a "Release") or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls ("PCBs") or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (y) circumstances forming the basis of any violation of any environmental law or environmental permit, license, registration or other authorization required under applicable environmental law.	
11. Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its subsidiaries, or any of their respective businesses or operations, including, without limitation, the rules and regulations imposed or enforced by the United States Food and Drug Administration, or any similar governmental entity, or the terms and conditions of any operating certificate or licensing agreement.	20
12. Any claim or demand, not covered by any of the categories of events described above, which, pursuant to any applicable law, a director or officer of the Company may be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by such director or officer in such capacity.	20

GLOBAL LIMITATION ON THE INDEMNIFICATION AMOUNT UNDER THIS AGREEMENT

Further to the limitations set forth in this Sechedule, at any given time, the total obligation of the Company to Indemnitee under this Agreement, together with all then claims for indemnification already paid to other directors or officers of the Company under this Agreement, will not exceed 25% of the Company's shareholders equity as reflected in the Copmany's most recent reivewed or audited financial statements at the time that payment is to be made to the Indemnitee.